Registration No.  333-87783
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 2 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 371

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check  box  if it is proposed that this filing  will  become effective on October 15, 1999 at 2:00 p.m. pursuant to Rule
     487.
                ________________________________


              AMERICA'S LEADING BRANDS PORTFOLIO, SERIES 6
                     BIOTECHNOLOGY PORTFOLIO SERIES
                   COMMUNICATIONS PORTFOLIO, SERIES 5
                         E-TAIL PORTFOLIO SERIES
                      INTERNET PORTFOLIO, SERIES 8
                   MARKET LEADERS PORTFOLIO, SERIES 4
                       RETAIL PORTFOLIO, SERIES 4

                                 FT 371

FT 371 is a series of a unit investment trust, the FT Series. Each of the seven series listed above (each, a "Trust," and collectively, the "Trusts") is a separate portfolio, or series, of FT 371 consisting of a diversified portfolio of common stocks ("Securities") issued by companies in the industry sector or investment focus for which each Trust is named. The objective of each Trust is to provide above-average capital appreciation.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   First Trust (registered trademark)

                             1-800-621-9533


             The date of this prospectus is October 15, 1999

                           Table of Contents

Summary of Essential Information                         3
Fee Table                                                5
Report of Independent Auditors                           7
Statements of Net Assets                                 8
Schedules of Investments                                10
The FT Series                                           17
Portfolios                                              18
Risk Factors                                            21
Portfolio Securities Descriptions                       23
Public Offering                                         35
Distribution of Units                                   37
The Sponsor's Profits                                   38
The Secondary Market                                    39
How We Purchase Units                                   39
Expenses and Charges                                    39
Tax Status                                              40
Retirement Plans                                        41
Rights of Unit Holders                                  41
Income and Capital Distributions                        42
Redeeming Your Units                                    42
Removing Securities from a Trust                        44
Amending or Terminating the Indenture                   44
Information on the Sponsor, Trustee and Evaluator       45
Other Information                                       46

                     Summary of Essential Information

                                 FT 371


                    At the Opening of Business on the
                Initial Date of Deposit-October 15, 1999


                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                            America's
                                                            Leading Brands   Biotechnology    Communications   e-Tail
                                                            Portfolio        Portfolio        Portfolio        Portfolio
                                                            Series 6         Series           Series 5         Series
                                                            ____________     ____________     ____________     ____________
Initial Number of Units (1)                                     14,997           14,997           15,011           15,017
Fractional Undivided Interest in the Trust per Unit (1)       1/14,997         1/14,997         1/15,011         1/15,017
Public Offering Price:
    Aggregate Offering Price Evaluation of
    Securities per Unit (2)                                 $    9.900       $    9.900       $    9.900       $    9.900
    Maximum Sales Charge of 4.5% of the Public Offering
        Price per Unit (4.545% of the net amount invested,
        exclusive of the deferred sales charge) (3)         $     .450       $     .450       $     .450       $     .450
    Less Deferred Sales Charge per Unit                     $    (.350)      $    (.350)      $    (.350)      $    (.350)
Public Offering Price per Unit (4)                          $   10.000       $   10.000       $   10.000       $   10.000
Sponsor's Initial Repurchase Price per Unit (5)             $    9.550       $    9.550       $    9.550       $    9.550
Redemption Price per Unit
    (based on aggregate underlying value of Securities
    less deferred sales charge) (5)                         $    9.550       $    9.550       $    9.550       $    9.550
Cash CUSIP Number                                           30264X 725       30264X 741       30264X 766       30264L 168
Reinvestment CUSIP Number                                   30264X 733       30264X 758       30264X 774       30264L 176
Security Code                                                    57490            57492            57494            57502

First Settlement Date                       October 20, 1999
Mandatory Termination Date (6)              October 15, 2004
Income Distribution Record Date             Fifteenth day of each June and December, commencing December 15, 1999.
Income Distribution Date (7)                Last day of each June and December, commencing December 31, 1999.

_____________

See "Notes to Summary of Essential Information" on page 4.

                    Summary of Essential Information

                                 FT 371


At the Opening of Business on the Initial Date of Deposit-October 15, 1999


                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                   Internet            Market Leaders      Retail
                                                                   Portfolio           Portfolio           Portfolio
                                                                   Series 8            Series 4            Series 4
                                                                   ___________         ___________         ___________
Initial Number of Units (1)                                         15,023              15,065              15,025
Fractional Undivided Interest in the Trust per Unit (1)            1/15,023            1/15,065            1/15,025
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities per Unit (2)  $ 9.900             $ 9.900             $ 9.900
   Maximum Sales Charge of 4.5% of the Public Offering Price
      per Unit (4.545% of the net amount invested,
      exclusive of the deferred sales charge) (3)                  $  .450             $  .450             $  .450
   Less Deferred Sales Charge per Unit                             $(.350)             $(.350)             $(.350)
Public Offering Price per Unit (4)                                 $10.000             $10.000             $10.000
Sponsor's Initial Repurchase Price per Unit (5)                    $ 9.550             $ 9.550             $ 9.550
Redemption Price per Unit (based on aggregate underlying value
    of Securities less deferred sales charge) (5)                  $ 9.550             $ 9.550             $ 9.550
Cash CUSIP Number                                                  30264X 782          30264X 808          30264X 824
Reinvestment CUSIP Number                                          30264X 790          30264X 816          30264X 832
Security Code                                                        57496               57498               57500

First Settlement Date                         October 20, 1999
Mandatory Termination Date (6)                October 15, 2004
Income Distribution Record Date               Fifteenth day of each June and December, commencing December 15, 1999.
Income Distribution Date (7)                  Last day of each June and December, commencing December 31, 1999.

______________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each listed Security is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date a pro rata share of any accumulated dividends on the Securities will be included.

(5) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit will include the estimated organization costs per Unit set forth under "Fee Table." After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organization costs. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) Distributions from the Capital Account will be made monthly on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, we will distribute any funds in the Capital Account in December of each year.

                              Fee Table

This Fee Table describes the fees and expenses that you may pay, directly or indirectly, if you buy and hold Units of a Trust. See
"Public Offering" and "Expenses and Charges." Although each Trust has a term of approximately five years and is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                              AMERICA'S               BIOTECHNOLOGY
                                                              LEADING BRANDS          GROWTH                  COMMUNICATIONS
                                                              PORTFOLIO, SERIES 6     PORTFOLIO, SERIES 1     PORTFOLIO, SERIES 5
                                                              ___________________     ___________________     ___________________
                                                                         Amount                  Amount                  Amount
                                                                         per Unit                per Unit                per Unit
                                                                         ________                ________                ________
Unit Holder Transaction Expenses
   (as a percentage of public offering price)
Initial sales charge imposed on purchase                       1.0%(a)   $ .100        1.0%(a)   $ .100        1.0%(a)   $ .100
Deferred sales charge                                          3.5%(b)     .350        3.5%(b)     .350        3.5%(b)     .350
                                                              _____      ______       _____      ______       _____      ______
Maximum sales charge                                           4.5%      $ .450        4.5%      $ .450        4.5%      $ .450
                                                              =====      ======       =====      ======       =====      ======
Maximum sales charge imposed on reinvested dividends           3.5%(c)   $ .350        3.5%(c)   $ .350        3.5%(c)   $ .350
                                                              =====      ======       =====      ======       =====      ======

Organization Costs
   (as a percentage of public offering price)
Estimated organization costs                                  .225%(d)   $.0225       .225%(d)   $.0225       .225%(d)   $.0225
                                                              =====      ======       =====      ======       =====      ======

Estimated Annual Trust Operating Expenses
   (as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative
     and evaluation fees                                      .100%      $.0098       .100%      $.0098       .100%      $.0098
Trustee's fee and other operating expenses                    .152%(e)    .0149       .152%(e)    .0149       .152%(e)    .0149
                                                              _____      ______       _____      ______       _____      ______
  Total                                                       .252%      $.0247       .252%      $.0247       .252%      $.0247
                                                              =====      ======       =====      ======       =====      ======

                                                              E-TAIL                  INTERNET PORTFOLIO
                                                              PORTFOLIO SERIES        SERIES 8
                                                              ___________________     ___________________
                                                                         Amount                  Amount
                                                                         per Unit                per Unit
                                                                         ________                ________
Unit Holder Transaction Expenses
   (as a percentage of public offering price)
Initial sales charge imposed on purchase                       1.0%(a)   $ .100        1.0%(a)   $ .100
Deferred sales charge                                          3.5%(b)     .350        3.5%(b)     .350
                                                              _____      ______       _____      ______
Maximum sales charge                                           4.5%      $ .450        4.5%      $ .450
                                                              =====      ======       =====      ======
Maximum sales charge imposed on reinvested dividends           3.5%(c)   $ .350        3.5%(c)   $ .350
                                                              =====      ======       =====      ======

Organization Costs
   (as a percentage of public offering price)
Estimated organization costs                                  .225%(d)   $.0225       .225%(d)   $.0225
                                                              =====      ======       =====      ======

Estimated Annual Trust Operating Expenses
   (as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative
     and evaluation fees                                      .100%      $.0098       .100%      $.0098
Trustee's fee and other operating expenses                    .152%(e)    .0149       .152%(e)    .0149
                                                              _____      ______       _____      ______
  Total                                                       .252%      $.0247       .252%      $.0247
                                                              =====      ======       =====      ======

                                                              MARKET LEADERS          RETAIL
                                                              PORTFOLIO               PORTFOLIO
                                                              SERIES 4                SERIES 4
                                                              ___________________     ___________________
                                                                         Amount                  Amount
                                                                         per Unit                per Unit
                                                                         ________                ________
Unit Holder Transaction Expenses
   (as a percentage of public offering price)
Initial sales charge imposed on purchase                       1.0%(a)   $ .100        1.0%(a)   $ .100
Deferred sales charge                                          3.5%(b)     .350        3.5%(b)     .350
                                                              _____      ______       _____      ______
Maximum sales charge                                           4.5%      $ .450        4.5%      $ .450
                                                              =====      ======       =====      ======
Maximum sales charge imposed on reinvested dividends           3.5%(c)   $ .350        3.5%(c)   $ .350
                                                              =====      ======       =====      ======

Organization Costs
   (as a percentage of public offering price)
Estimated organization costs                                  .225%(d)   $.0225       .225%(d)   $.0225
                                                              =====      ======       =====      ======

Estimated Annual Trust Operating Expenses
   (as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative
     and evaluation fees                                      .100%      $.0098       .100%      $.0098
Trustee's fee and other operating expenses                    .152%(e)    .0149       .152%(e)    .0149
                                                              _____      ______       _____      ______
  Total                                                       .252%      $.0247       .252%      $.0247
                                                              =====      ======       =====      ======

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and sell all your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. Although your actual costs may vary, based on these assumptions your costs would be:

                                                          1 Year        3 Years        5 Years
                                                          __________    __________    __________
America's Leading Brands Portfolio, Series 6              $498          $549          $606
Biotechnology Portfolio Series                            498           549           606
Communications Portfolio, Series 5                        498           549           606
e-Tail Portfolio Series                                   498           549           606
Internet Portfolio, Series 8                              498           549           606
Market Leaders Portfolio, Series 4                        498           549           606
Retail Portfolio, Series 4                                498           549           606

The example will not differ if you hold rather than sell your Units at the end of each period. The example does not reflect sales charges on reinvested dividends and other distributions. If these sales charges were included, your costs would be higher.

_____________

(a) The amount of the initial sales charge will vary depending on the purchase price of your Units. The amount of the initial sales charge is actually the difference between the maximum sales charge (4.5% of the Public Offering Price) and the maximum remaining deferred sales charge (initially $.35 per Unit). When the Public Offering Price exceeds $10.00 per Unit, the initial sales charge will exceed 1.0% of the Public Offering Price per Unit.

(b) The deferred sales charge is a fixed dollar amount equal to $.35 per Unit which will be deducted in five monthly installments of $.07 per Unit beginning May 19, 2000 and on the 20th day of each month thereafter (or the preceding business day if the 20th day is not a business day) through September 20, 2000. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change but the deferred sales charge on a percentage basis will be more than 3.5% of the Public Offering Price. If you purchase Units after the first deferred sales charge payment has been deducted, your purchase price will include both the initial sales charge and any remaining deferred sales charge payments.

(c) Reinvested dividends will be subject only to the deferred sales charge remaining at the time of reinvestment. See "Income and Capital Distributions."

(d) You will bear all or a portion of the costs incurred in organizing your respective Trust. These estimated organization costs are included in the price you pay for your Units and will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(e) Other operating expenses include the costs incurred by a Trust for annually updating a Trust's registration statement. Historically, we paid these costs. Other operating expenses do not, however, include brokerage costs and other portfolio transaction fees. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

                    Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders
FT 371


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 371, comprised of America's Leading Brands Portfolio, Series 6; Biotechnology Portfolio Series; Communications Portfolio, Series 5; e-Tail Portfolio Series; Internet Portfolio, Series 8; Market Leaders Portfolio, Series 4; and Retail Portfolio, Series 4, as of the opening of business on October 15, 1999. These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the letter of credit allocated among the Trusts on October 15, 1999. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audit of the statements of net assets provides a reasonable basis for our opinion.



In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 371, comprised of America's Leading Brands Portfolio, Series 6; Biotechnology Portfolio Series; Communications Portfolio, Series 5; e-Tail Portfolio Series; Internet Portfolio, Series 8; Market Leaders Portfolio, Series 4; and Retail Portfolio, Series 4, at the opening of business on October 15, 1999 in conformity with generally accepted accounting principles.



                                      ERNST & YOUNG LLP


Chicago, Illinois
October 15, 1999

                        Statements of Net Assets

                                 FT 371


                    At the Opening of Business on the
                Initial Date of Deposit-October 15, 1999


                                                America's
                                                Leading Brands      Biotechnology       Communications      e-Tail
                                                Portfolio           Portfolio           Portfolio           Portfolio
                                                Series 6            Series              Series 5            Series
                                                ____________        ____________        ____________        __________

NET ASSETS
Investment in Securities represented
     by purchase contracts (1) (2)              $148,471            $148,470            $148,606            $148,669
Less liability for reimbursement to Sponsor
     for organization costs (3)                     (337)               (337)               (338)               (338)
Less liability for deferred sales charge (4)      (5,249)             (5,249)             (5,254)             (5,256)
                                                ________            ________            ________            ________
Net assets                                      $142,885            $142,884            $143,014            $143,075
                                                ========            ========            ========            ========
Units outstanding                                 14,997              14,997              15,011              15,017

ANALYSIS OF NET ASSETS
Cost to investors (5)                           $149,971            $149,970            $150,107            $150,171
Less maximum sales charge (5)                     (6,749)             (6,749)             (6,755)             (6,758)
Less estimated reimbursement to Sponsor
     for organization costs (3)                     (337)               (337)               (338)               (338)
                                                ________            ________            ________            ________
Net assets                                      $142,885            $142,884            $143,014            $143,075
                                                ========            ========            ========            ========

______________

See "Notes to Statements of Net Assets" on page 9.

                  Statements of Net Assets (cont'd.)

                                 FT 371


                    At the Opening of Business on the
                Initial Date of Deposit-October 15, 1999


                                                              Internet             Market Leaders       Retail
                                                              Portfolio            Portfolio            Portfolio
                                                              Series 8             Series 4             Series 4
                                                              _______________      _______________      ______________
NET ASSETS
Investment in Securities represented
     by purchase contracts (1) (2)                            $148,730             $149,142             $148,752
Less liability for reimbursement to Sponsor
     for organization costs (3)                                   (338)                (339)                (338)
Less liability for deferred sales charge (4)                    (5,258)              (5,273)              (5,259)
                                                              ________             ________             ________
Net assets                                                    $143,134             $143,530             $143,155
                                                              ========             ========             ========
Units outstanding                                               15,023               15,065               15,025

ANALYSIS OF NET ASSETS
Cost to investors (5)                                         $150,232             $150,648             $150,254
Less maximum sales charge (5)                                   (6,760)              (6,779)              (6,761)
Less estimated reimbursement to Sponsor
     for organization costs (3)                                   (338)                (339)                (338)
                                                              ________             ________             ________
Net assets                                                    $143,134             $143,530             $143,155
                                                              ========             ========             ========

_____________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by The Chase Manhattan Bank, of which $1,400,000 will be allocated among each of the seven Trusts in FT 371, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0225 per Unit for each Trust. A payment will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions from a Trust ($.35 per Unit), payable to us in five equal monthly installments beginning on May 19, 2000 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through September 20, 2000. If you redeem Units before September 20, 2000 you will have to pay the remaining amount of the deferred sales charge applicable to such Units when you redeem them.

(5) The aggregate cost to investors includes a maximum sales charge (comprised of an initial sales charge and a deferred sales charge) computed at the rate of 4.5% of the Public Offering Price per Unit (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge as set forth under "Public Offering."

                        Schedule of Investments

              America's Leading Brands Portfolio, Series 6
                                 FT 371


                    At the Opening of Business on the
                Initial Date of Deposit-October 15, 1999


                                                                                Percentage
                                                                                of Aggregate       Market       Cost of
Number       Ticker Symbol and                                                  Offering           Value per    Securities to
of Shares    Name of Issuer of Securities (1)                                   Price              Share    the Trust (2)
_______      _______________________________________                            ____________       ______        ________
             APPAREL/RETAIL
             ____________
 173         GPS      The Gap, Inc.                                               4%               $34.500       $  5,969
 225         TOM      Tommy Hilfiger Corporation                                  4%                26.125          5,878

             AUTO & TRANSPORTATION
             ____________
 111         F        Ford Motor Company                                          4%                53.063          5,890

             BEVERAGES
             ____________
  87         BUD      Anheuser-Busch Companies, Inc.                              4%                68.875          5,992
 117         KO       The Coca-Cola Company                                       4%                50.688          5,930
 177         PEP      PepsiCo, Inc.                                               4%                33.688          5,963

             ENTERTAINMENT
             ____________
 241         DIS      The Walt Disney Company                                     4%                24.938          6,010

             FOOD
             ____________
 131         HNZ      H.J. Heinz Company                                          4%                45.313          5,936
 118         HSY      Hershey Foods Corporation                                   4%                49.625          5,856
 241         SLE      Sara Lee Corporation                                        4%                24.938          6,010

             HOUSEHOLD PRODUCTS
             ____________
 150         CLX      The Clorox Company                                          4%                39.500          5,925
 114         CL       Colgate-Palmolive Company                                   4%                52.000          5,928
 258         DL       The Dial Corporation                                        4%                22.938          5,918
 112         KMB      Kimberly-Clark Corporation                                  4%                53.438          5,985
  62         PG       Procter & Gamble Company                                    4%                95.938          5,948

             PHARMACEUTICALS
             ____________
  81         BMY      Bristol-Myers Squibb Company                                4%                73.875          5,984
  62         JNJ      Johnson & Johnson                                           4%                94.813          5,878
 133         SGP      Schering-Plough Corporation                                 4%                44.000          5,852

             RECREATION
             ____________
 142         CCL      Carnival Corporation                                        4%                41.438          5,884
 103         HDI      Harley-Davidson, Inc.                                       4%                58.250          6,000

             RESTAURANTS
             ____________
 142         MCD      McDonald's Corporation                                      4%                41.625          5,911
 266         SBUX     Starbucks Corporation                                       4%                22.625          6,018

             TECHNOLOGY
             ____________
 133         DELL     Dell Computer Corporation                                   4%                44.344          5,898
  81         INTC     Intel Corporation                                           4%                73.344          5,941

             TOILETRIES/COSMETICS
             ____________
 161         G        The Gillette Company                                        4%                37.063          5,967
                                                                                ______                           _________
                            Total Investments                                   100%                             $148,471
                                                                                ======                           =========

_____________

See "Notes to Schedules of Investments" on page 16.

                      Schedule of Investments

                     Biotechnology Portfolio Series
                                 FT 371


                    At the Opening of Business on the
                Initial Date of Deposit-October 15, 1999


                                                                                    Percentage
Number                                                                              of Aggregate    Market        Cost o
of          Ticker Symbol and                                                       Offering        Value per     Securities to
Shares      Name of Issuer of Securities (1)                                        Price           Share         the Trust (2)
______      _______________________________________                                 __________      ______        ______________
            BIOTECH
            _______
 48         AFFX        Affymetrix, Inc.                                            3.30%           $102.000      $  4,896
 57         AMGN        Amgen Inc.                                                  3.28%             85.406         4,868
202         BCHE        BioChem Pharma Inc. (3)                                     3.32%             24.438         4,936
 63         BGEN        Biogen, Inc.                                                3.35%             78.969         4,975
495         BTGC        Bio-Technology General Corp.                                3.36%             10.063         4,981
147         CRA         Celera Genomics                                             3.29%             33.188         4,879
172         CHIR        Chiron Corporation                                          3.43%             29.625         5,096
169         ENZN        Enzon, Inc.                                                 3.32%             29.125         4,922
 33         DNA         Genentech, Inc.                                             3.33%            150.000         4,950
123         GENZ        Genzyme Corporation (General Division)                      3.38%             40.813         5,020
 61         HGSI        Human Genome Sciences, Inc.                                 3.32%             80.750         4,926
 49         IDPH        IDEC Pharmaceuticals Corporation                            3.29%             99.781         4,889
108         IMNX        Immunex Corporation                                         3.33%             45.750         4,941
160         IVGN        Invitrogen Corporation                                      3.35%             31.125         4,980
 44         MEDI        MedImmune, Inc.                                             3.28%            110.563         4,865
 58         MLNM        Millennium Pharmaceuticals, Inc.                            3.26%             83.469         4,841
148         PDLI        Protein Design Labs, Inc.                                   3.33%             33.375         4,940
111         TKTX        Transkaryotic Therapies, Inc.                               3.40%             45.500         5,050

            PHARMACEUTICALS
            ______________
106         AHP         American Home Products Corporation                          3.34%             46.750         4,956
 68         BMY         Bristol-Myers Squibb Company                                3.38%             73.875         5,024
 85         GLX         Glaxo Wellcome Plc (ADR)                                    3.36%             58.688         4,988
 52         JNJ         Johnson & Johnson                                           3.32%             94.813         4,930
 73         LLY         Eli Lilly and Company                                       3.33%             67.813         4,950
 68         MRK         Merck & Co., Inc.                                           3.36%             73.250         4,981
 66         NVTSY       Novartis AG (ADR)                                           3.36%             75.680         4,995
130         PFE         Pfizer Inc.                                                 3.30%             37.688         4,899
 41         ROHHY       Roche Holdings AG (ADR)                                     3.36%            121.610         4,986
110         SGP         Schering-Plough Corporation                                 3.26%             44.000         4,840
 78         SBH         SmithKline Beecham Plc (ADR)                                3.39%             64.500         5,031
 71         WLA         Warner-Lambert Company                                      3.32%             69.500         4,935
                                                                                    ______                        ________
                              Total Investments                                      100%                         $148,470
                                                                                    ======                        ========

_________________

See "Notes to Schedules of Investments" on page 16.

                        Schedule of Investments

                   Communications Portfolio, Series 5
                                 FT 371


                    At the Opening of Business on the
                Initial Date of Deposit-October 15, 1999


                                                                                  Percentage
                                                                                  of Aggregate      Market       Cost of
Number        Ticker Symbol and                                                   Offering          Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Price             Share        the Trust (2)
_________     _____________________________________                               _________         ______       _________
              COMMUNICATIONS SERVICES
              _____________________
 83           AT         ALLTEL Corporation                                         4%              $ 71.875     $  5,966
131           T          AT&T Corp.                                                 4%                44.625        5,846
 93           BEL        Bell Atlantic Corporation                                  4%                63.375        5,894
136           BLS        BellSouth Corporation                                      4%                43.313        5,890
176           CWP        Cable & Wireless Plc (ADR)                                 4%                33.813        5,951
136           DT         Deutsche Telekom AG (ADR)                                  4%                43.625        5,933
 80           WCOM       MCI WorldCom, Inc.                                         4%                74.469        5,957
172           QWST       Qwest Communications International Inc.                    4%                34.969        6,015
116           SBC        SBC Communications Inc.                                    4%                51.313        5,952
122           TEF        Telefonica S.A. (ADR)                                      4%                49.063        5,986

              DATA NETWORKING/COMMUNICATIONS EQUIPMENT
              ____________________________________
133           ADCT       ADC Telecommunications, Inc.                               4%                45.000        5,985
101           AMCC       Applied Micro Circuits Corporation                         4%                58.750        5,934
 49           BRCM       Broadcom Corporation (Class A)                             4%               116.813        5,724
 86           CSCO       Cisco Systems, Inc.                                        4%                69.375        5,966
 62           CMVT       Comverse Technology, Inc.                                  4%                95.969        5,950
205           ECIL       ECI Telecom Limited (3)                                    4%                29.938        6,137
 95           LU         Lucent Technologies Inc.                                   4%                62.063        5,896
107           NT         Nortel Networks Corporation (3)                            4%                54.813        5,865
 72           PMCS       PMC-Sierra, Inc. (3)                                       4%                82.750        5,958
102           TLAB       Tellabs, Inc.                                              4%                58.031        5,919
 73           VTSS       Vitesse Semiconductor Corporation                          4%                80.531        5,879

              WIRELESS COMMUNICATIONS
              _____________________
 65           MOT        Motorola, Inc.                                             4%                93.000        6,045
 62           NOK        Nokia Oy (ADR)                                             4%                95.188        5,902
 30           QCOM       QUALCOMM Incorporated                                      4%               204.031        6,121
123           VOD        Vodafone AirTouch Plc (ADR)                                4%                48.250        5,935
                                                                                  ______                         _________
                               Total Investments                                  100%                           $148,606
                                                                                  ======                         =========

_____________

See "Notes to Schedules of Investments" on page 16.

                          Schedule of Investments

                         e-Tail Portfolio Series
                                 FT 371


                    At the Opening of Business on the
                Initial Date of Deposit-October 15, 1999


                                                                                  Percentage
                                                                                  of Aggregate      Market        Cost of
Number       Ticker Symbol and                                                    Offering          Value per     Securities to
of Shares    Name of Issuer of Securities (1)                                     Price             Share         the Trust (2)
_______      _______________________________________                              __________        ______        ________
             ACCESS PROVIDERS & PORTALS
             ____________________
108          T          AT&T Corp.                                                3.24%             $ 44.625      $  4,820
 43          AOL        America Online, Inc.                                      3.32%              114.875         4,940
117          ELNK       EarthLink Network, Inc. (4)                               3.42%               43.500         5,090
 67          WCOM       MCI WorldCom, Inc.                                        3.36%               74.469         4,989
143          QWST       Qwest Communications International Inc.                   3.36%               34.969         5,001
 29          YHOO       Yahoo! Inc.                                               3.38%              173.375         5,028
             E-TAILERS
             _________
 61          AMZN       Amazon.com, Inc.                                          3.27%               79.594         4,855
101          CDWC       CDW Computer Centers, Inc.                                3.36%               49.375         4,987
111          DELL       Dell Computer Corporation                                 3.31%               44.344         4,922
 35          EBAY       eBay Inc.                                                 3.33%              141.625         4,957
145          GPS        The Gap, Inc.                                             3.36%               34.500         5,003
 91          GTW        Gateway Inc.                                              3.38%               55.188         5,022
115          IBI        Intimate Brands, Inc.                                     3.32%               42.875         4,931
 67          LE         Lands' End, Inc.                                          3.32%               73.625         4,933
168          SCH        The Charles Schwab Corporation                            3.38%               29.875         5,019
 94          WMT        Wal-Mart Stores, Inc.                                     3.31%               52.375         4,923
             FINANCIAL/TRANSACTION SERVICES
             ________________________________
 35          AXP        American Express Company                                  3.34%              141.813         4,963
124          COF        Capital One Financial Corporation                         3.27%               39.250         4,867
114          FDC        First Data Corporation                                    3.29%               42.938         4,895
 58          PVN        Providian Financial Corporation                           3.34%               85.688         4,970
             INTERNET INFRASTRUCTURE
             _________________________
 31          BVSN       BroadVision, Inc.                                         3.23%              154.688         4,795
 72          CSCO       Cisco Systems, Inc.                                       3.36%               69.375         4,995
 71          EMC        EMC Corporation                                           3.35%               70.188         4,983
 77          EXDS       Exodus Communications, Inc.                               3.42%               66.094         5,089
 60          HWP        Hewlett-Packard Company                                   3.30%               81.813         4,909
 68          INTC       Intel Corporation                                         3.36%               73.344         4,987
 47          IBM        International Business Machines Corporation               3.38%              106.875         5,023
 54          MSFT       Microsoft Corporation                                     3.29%               90.688         4,897
106          ORCL       Oracle Corporation                                        3.34%               46.781         4,959
 55          SUNW       Sun Microsystems, Inc.                                    3.31%               89.406         4,917
                                                                                  _____                          _________
                              Total Investments                                    100%                           $148,669
                                                                                  ======                          =========

_____________

See "Notes to Schedules of Investments" on page 16.

                        Schedule of Investments

                      Internet Portfolio, Series 8
                                 FT 371


At the Opening of Business on the Initial Date of Deposit-October 15, 1999


                                                                                  Percentage
                                                                                  of Aggregate      Market        Cost of
Number       Ticker Symbol and                                                    Offering          Value per     Securities to
of Shares    Name of Issuer of Securities (1)                                     Price             Share         the Trust (2)
_______      _______________________________________                              __________        ______        ________
             ACCESS/INFORMATION PROVIDERS
             ________________________
109          T          AT&T Corp.                                                3.27%             $ 44.625      $  4,864
 44          AOL        America Online, Inc.                                      3.40%              114.875         5,055
118          ELNK       EarthLink Network, Inc. (4)                               3.45%               43.500         5,133
 67          WCOM       MCI WorldCom, Inc.                                        3.36%               74.469         4,990
143          QWST       Qwest Communications International Inc.                   3.36%               34.969         5,001

             DATA NETWORKING/COMMUNICATIONS EQUIPMENT
             ____________________________________
 41          BRCM       Broadcom Corporation (Class A)                            3.22%              116.813         4,789
 72          CSCO       Cisco Systems, Inc.                                       3.36%               69.375         4,995
 79          LU         Lucent Technologies Inc.                                  3.30%               62.063         4,903
 90          NT         Nortel Networks Corporation (3)                           3.32%               54.813         4,933
 60          PMCS       PMC-Sierra, Inc. (3)                                      3.34%               82.750         4,965
 85          TLAB       Tellabs, Inc.                                             3.32%               58.031         4,933
 61          VTSS       Vitesse Semiconductor Corporation                         3.30%               80.531         4,912

             COMPUTERS & PERIPHERALS
             _____________________
111          DELL       Dell Computer Corporation                                 3.31%               44.344         4,922
 71          EMC        EMC Corporation                                           3.35%               70.188         4,983
 91          GTW        Gateway Inc.                                              3.38%               55.188         5,022
 60          HWP        Hewlett-Packard Company                                   3.30%               81.813         4,909
 68          INTC       Intel Corporation                                         3.35%               73.344         4,988
 47          IBM        International Business Machines Corporation               3.38%              106.875         5,023
 55          SUNW       Sun Microsystems, Inc.                                    3.31%               89.406         4,917

             INTERNET CONTENT
             _____________
 49          CMGI       CMGI Inc.                                                 3.43%              104.250         5,108
 86          TMPW       TMP Worldwide Inc.                                        3.24%               56.063         4,822
 29          YHOO       Yahoo! Inc.                                               3.38%              173.375         5,028

             ONLINE BROKERAGE
             ______________
211          NITE       Knight/Trimark Group, Inc. (Class A)                      3.36%               23.688         4,998
168          SCH        The Charles Schwab Corporation                            3.37%               29.875         5,019

             SOFTWARE
             _______
 31          BVSN       BroadVision, Inc.                                         3.22%              154.688         4,795
 57          CHKP       Check Point Software Technologies Ltd. (3)                3.31%               86.250         4,916
 77          EXDS       Exodus Communications, Inc.                               3.42%               66.094         5,089
187          INTU       Intuit Inc.                                               3.27%               26.000         4,862
 54          MSFT       Microsoft Corporation                                     3.29%               90.688         4,897
106          ORCL       Oracle Corporation                                        3.33%               46.781         4,959
                                                                                  _____                           _________
                              Total Investments                                    100%                           $148,730
                                                                                  ======                          =========

______________

See "Notes to Schedules of Investments" on page 16.

                         Schedule of Investments

                   Market Leaders Portfolio, Series 4
                                 FT 371


                    At the Opening of Business on the
                Initial Date of Deposit-October 15, 1999


                                                                                    Percentage
Number                                                                              of Aggregate    Market        Cost of
of          Ticker Symbol and                                                       Offering        Value per     Securities to
Shares      Name of Issuer of Securities (1)                                        Price           Share         the Trust (2)
______      _______________________________________                                 __________      ______        _________
132         AXP         American Express Company                                    12.55%          $  141.813    $ 18,719
 10         BRK/B       Berkshire Hathaway Inc. (Class B)                           12.80%           1,909.000      19,090
367         KO          The Coca-Cola Company                                       12.47%              50.688      18,602
750         DIS         The Walt Disney Company                                     12.54%              24.938      18,704
367         FRE         Freddie Mac                                                 12.35%              50.188      18,419
503         G           The Gillette Company                                        12.50%              37.063      18,643
 36         WPO         The Washington Post Company (Class B)                       12.33%             510.750      18,387
458         WFC         Wells Fargo Company                                         12.46%              40.563      18,578
                                                                                    ______                        ________
                              Total Investments                                       100%                         $149,142
                                                                                    ======                        ========

_________________

See "Notes to Schedules of Investments" on page 16.

                        Schedule of Investments

                       Retail Portfolio, Series 4
                                 FT 371


At the Opening of Business on the Initial Date of Deposit-October 15, 1999


                                                                                  Percentage
                                                                                  of Aggregate      Market        Cost of
Number       Ticker Symbol and                                                    Offering          Value per     Securities to
of Shares    Name of Issuer of Securities (1)                                     Price             Share         the Trust (2)
_______      _______________________________________                              __________        ______        ________
295          ANF        Abercrombie & Fitch Co. (Class A)                           5%              $25.063       $  7,394
248          BJ         BJ's Wholesale Club, Inc.                                   5%               30.563          7,580
227          BBBY       Bed Bath & Beyond Inc.                                      5%               33.438          7,590
152          CDWC       CDW Computer Centers, Inc.                                  5%               49.375          7,505
160          CC         Circuit City Stores-Circuit City Group                      5%               45.875          7,340
 94          COST       Costco Wholesale Corporation                                5%               78.938          7,420
113          DH         Dayton Hudson Corporation                                   5%               65.375          7,387
256          DG         Dollar General Corporation                                  5%               28.688          7,344
195          DLTR       Dollar Tree Stores, Inc.                                    5%               39.125          7,629
216          GPS        The Gap, Inc.                                               5%               34.500          7,452
282          TOM        Tommy Hilfiger Corporation                                  5%               26.125          7,367
105          HD         The Home Depot, Inc.                                        5%               70.938          7,449
173          IBI        Intimate Brands, Inc.                                       5%               42.875          7,417
339          KR         The Kroger Co.                                              5%               21.688          7,352
146          LOW        Lowe's Companies, Inc.                                      5%               50.938          7,437
198          MAY        The May Department Stores Company                           5%               37.063          7,339
209          SWY        Safeway Inc.                                                5%               35.500          7,420
340          SPLS       Staples, Inc.                                               5%               21.906          7,448
307          WAG        Walgreen Co.                                                5%               24.250          7,445
142          WMT        Wal-Mart Stores, Inc.                                       5%               52.375          7,437
                                                                                  ______                          _________
                              Total Investments                                   100%                            $148,752
                                                                                  ======                          =========

_____________

                    NOTES TO SCHEDULES OF INVESTMENTS

(1)All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. We entered into purchase contracts for the Securities on October 14 and 15, 1999.

(2)The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities at the Evaluation Time on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of ours. The cost of the Securities to us and our profit or loss (which is the difference between the cost of the Securities to us and the cost of the Securities to a Trust) are set forth below:

                                                          Cost of
                                                          Securities      Profit
                                                          to Sponsor      (Loss)
                                                          _________       _______
America's Leading Brands Portfolio, Series 6              $148,571        $(100)
Biotechnology Portfolio Series                            $148,592        $(122)
Communications Portfolio, Series 5                        $148,654        $ (48)
e-Tail Portfolio Series                                   $148,734        $ (65)
Internet Portfolio, Series 8                              $148,846        $(116)
Market Leaders Portfolio, Series 4                        $149,219        $ (77)
Retail Portfolio, Series 4                                $148,663        $  89

(3)This Security represents the common stock of a foreign company which trades directly on a U.S. national securities exchange.

(4)EarthLink Network, Inc. ("EarthLink") has recently agreed to be acquired by MindSpring Enterprises, Inc. ("MindSpring") to form a new company which will carry the EarthLink name and will trade under EarthLink's Nasdaq symbol, ELNK. As a result of this expected transaction, it is anticipated that the e-Tail Portfolio Series and the Internet Portfolio, Series 8 will receive 1.615 shares of stock in the new company in exchange for each share of EarthLink held.

                      The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created several similar yet separate series of a unit investment trust which we have named the FT Series. We designate each of these series of the FT Series with a different series number. Each of the following is a separate portfolio, or series, of FT 371:

- America's Leading Brands Portfolio, Series 6

- Biotechnology Portfolio Series

- Communications Portfolio, Series 5

-  e-Tail Portfolio Series

- Internet Portfolio, Series 8

- Market Leaders Portfolio, Series 4

- Retail Portfolio, Series 4

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

Mandatory Termination Date.

Each Trust will terminate on the Mandatory Termination Date set forth in "Summary of Essential Information." Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into between Nike Securities L.P., as Sponsor, The Chase Manhattan Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited contracts to buy the Securities with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

With our deposit of Securities on the Initial Date of Deposit we established a percentage relationship among the Securities in each Trust's portfolio, as stated under "Schedule of Investments" for each Trust. After the Initial Date of Deposit, we may deposit additional Securities in the Trusts, or cash (including a letter of credit) with instructions to buy more Securities to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit, and not the percentage relationship existing on the day we are creating Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trusts, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trusts to buy Securities. If we or an affiliate of ours act as agent to the Trusts, we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities"), we will refund to you that portion of the purchase price and sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                       Portfolios

Objectives. The objective of each Trust is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of companies in the industry sector or investment focus for which the Trust is named. A diversified portfolio helps to offset the risks normally associated with such an investment, although it does not eliminate them entirely. The companies selected for the Trusts have been researched and evaluated using database screening techniques, fundamental analysis, and the judgment of the Sponsor's research analysts.

America's Leading Brands Portfolio, Series 6 consists of a portfolio of common stocks of companies considered to be leaders in their industries.

Almost every American is familiar with brand name companies like Coca-Cola, Walt Disney, Gillette and McDonald's. They are household names whose products can be found in almost every home across the country. This is also increasingly becoming the case overseas as more markets open in developing countries. Typically, leading brands companies have large advertising budgets and strong research and development enabling them to further expand into new markets.

While many of these companies already have a strong presence in international markets, we believe they stand to benefit even more from the following factors:

- As a result of growing populations and rising standards of living, demand for goods continues to increase.

- Relaxed trade agreements and improved political climates are opening more markets for producers of leading brand name products.

- Leading brands companies use their large advertising budgets and strong research and development to further expand into new markets.

- Generally, consumer goods companies perform well, even during uncertain economic times, since their products and services typically remain in demand.


Biotechnology Portfolio Series consists of a portfolio of common stocks of biotechnology companies and pharmaceutical companies actively participating in the biotechnology industry.


The biotechnology industry was founded in the seventies and successfully launched its first products in the early eighties. By the start of the nineties, many in the investment community believed that biotechnology was on the verge of becoming a revolutionary growth industry, somewhat like the Internet is now. Eventually, however, the demand for biotech stocks diminished for various reasons, including a limited supply of products.

As the nineties draw to a close, interest in biotechnology is being reignited thanks to a strong pipeline of promising new medicines. On average, it takes 10-15 years for a new drug to go from development to market, and there are currently over 300 products in the late stages of clinical trials, compared to only 30 back in 1991. Since the first biotech breakthrough in 1982, which involved genetically engineered human insulin, another 53 products have come to market. A faster FDA approval process, an increase in the length of patent protection and advances in computer technology are improvements which have the potential to help biotech and pharmaceutical companies expedite the development and approval of their products and grow their businesses. Therefore, the outlook for the biotechnology industry has improved due to a more efficient infrastructure that now incorporates product development, marketing and distribution.

The following factors support our positive outlook for the biotechnology industry:

- The biotechnology industry is projected to generate over $20 billion in revenues in 1999, approximately a 21% increase over 1998.

- Currently, there are approximately 140 pharmaceutical and biotechnology companies testing biotechnology products. The costs associated with developing these products can range from $250-300 million per drug. The leading biotech companies commit 15-50% of total revenues to research and development. Such excessive costs have inspired many biotech firms to seek capital investment from pharmaceutical companies through licensing agreements and other collaborations. By combining resources, biotech firms not only receive the capital that they need to operate, but also gain access to marketing and distribution channels. Nearly 1,000 such deals have been made since 1993.

- We believe that future growth prospects for the industry are bright due to the potential for an increased demand from an aging population that is facing longer life expectancies.

- The industry is focusing on society's most pressing healthcare needs. For example, approximately 151 of the 350 products in the developmental stage are related to the treatment of cancer, which is currently the second leading cause of death in the United States, after cardiovascular disease. That constitutes more than 40% of the new treatments in development.

Communications Portfolio, Series 5 consists of a portfolio of common stocks of communications companies, diversified across domestic and international companies involved in communications services, data networking/communications equipment and wireless communications. In general, we believe these companies have above-average growth prospects for both sales and earnings, established market shares for their services and lower-than-average debt.

The communications industry is expected to benefit from the convergence of a variety of industries, including entertainment, media and publishing. Deregulation and privatization of telecommunications services both domestically and internationally have heightened competition. As a result, leading companies in the communications industry are poised for increased revenue and earnings growth potential over the next several years.

The following factors support our positive outlook for companies in the communications industry:

- The Telecommunications Act of 1996 broke down many regulatory barriers in the United States. Companies that were once prevented from offering multiple communications services can now do so.

- Foreign markets are opening at a rapid pace. In fact, 69 countries representing more than 90% of world telecommunications revenue recently signed an agreement to move to deregulation and privatization.

- Recent advances, such as wireless phones, fiber optics and the Internet are allowing businesses, individuals and governments greater access to more services at lower costs.

e-Tail Portfolio Series consists of a portfolio of common stocks of retailers that market their goods and services on the Internet and the technology companies that create the tools to make it possible.

In the past three years, online retail sales have jumped from $1.1 billion in 1996 to approximately $8 billion in 1998. Some companies believe so strongly in the future of e-tailing that they have abandoned more traditional business models in favor of a total commitment to e-commerce, while others are moving quickly to incorporate the Internet into their existing infrastructures.

The most obvious benefit to companies selling online is that the Internet provides a new method of product distribution. Because the Internet allows companies to operate without geographical limitations and potentially grow their businesses in a cost-effective manner, the future growth potential of selling goods and services online could impact more than just the retail industry. We believe that technology-based companies, especially those involved in creating the Internet infrastructure and those that provide access to the Internet, are in an ideal position to capitalize on this growth potential. These companies include a diversified group of technology companies that are developing and marketing products and services to help other companies manage their online businesses more effectively.

Another valuable benefit to engaging in e-commerce is customer interaction. It is proving to be a very effective way of conducting marketing research to learn about the buying habits of consumers. In fact, a recent survey in The Industry Standard stated that more than 50% of top level executives reported that factors such as data collected for marketing, improved customer service and the degree of customer interaction were key elements to the online success of their businesses. In addition, factors such as cost reduction, sales completed and the number of website hits/visits were also cited as significant.

The following factors support our positive outlook for the online retail industry:

- Over 24 million Internet users purchased something online in the second quarter of 1999, an increase of approximately 10 million over the second quarter of 1998.

- It is estimated that there will be a record number of online purchases this holiday season, with U.S. companies poised to collect a majority of these e-commerce revenues.

The information technology industry, which includes personal computer makers, software companies and data networking equipment makers, generated at least a third of the nation's economic growth between 1995 and 1998.

55% of all Internet-linked machines have been used for e-commerce and related activities, which include purchases, financial transactions and shopping.

Like technology, the retail industry has experienced a bit of a revolution during the nineties. The new buzzword in retail is "value" and it pertains to consumers demanding higher quality, greater selection and convenience at reasonable prices. Today, the average consumer is spending less time shopping, but more dollars per visit. We believe the companies selected are committed to e-commerce and to delivering value to the consumer.


Internet Portfolio, Series 8 consists of a portfolio of common stocks of technology companies which provide products or services for, or conduct business on, the Internet. The number of individuals connecting to the WorldWide Web is growing daily. More people are signing up with Internet access companies, and still more are upgrading their computers to make Internet linkage possible. We believe Internet usage will continue to expand and companies involved in businesses related to the Internet will benefit.


The following factors support our positive outlook for the companies in the Internet-related industry:


- More than 58 million adults are online in the U.S. alone, and the number of online users is expected to dramatically increase in the future.



- A new computer is added to the Internet approximately every four seconds.



- Business-to-business electronic commerce is anticipated to exceed $20 billion by 2000, up from an estimated $9.5 billion in 1997.



-  Nearly 3000 new websites are added every day.



- Improved security measures are helping fuel consumer transactions over the web.



- New technologies are making high-speed data and video connections to the Internet possible.



- There has been an increase in consolidation and mergers among Internet related companies.



-  Faster, more efficient technology continues to become more affordable.



- Rising standards of living and more disposable income worldwide make Internet usage possible for more people.


Market Leaders Portfolio, Series 4 consists of a portfolio of common stocks of companies that are widely regarded as front-runners in their respective industries. One important advantage that blue-chip companies enjoy over most companies is that they are usually very well capitalized, which has the potential to provide their stockholders with a greater degree of stability and performance over time.

The Trust is invested in companies that market essential consumer products and services, have skilled management, possess strong balance sheets and have demonstrated the ability to generate earnings growth. Their products and services often remain in demand, even during periods of slow economic growth.

The following factors support our positive outlook for these market leaders:

- The global economy appears to be in the early stages of a rebound thanks to the modest recoveries underway in Asia and Europe. Coca-Cola, Disney and American Express have the potential to benefit from an increase in consumer spending overseas.

- The economic environment in the United States continues to reflect strong growth and attractive interest rate levels. The housing market is robust, which could continue to fuel demand for the services of Freddie Mac.

- Online banking is one area where Wells Fargo is getting a jump on the competition. They are the nation's largest online banker servicing approximately one million accounts. Their online customers typically cost less to service than traditional bank customers.

Retail Portfolio, Series 4 consists of a portfolio of common stocks of retail companies. When it comes to the power of the vote, few do it better than the consumer. Every day consumers cast their votes with dollars. Now more than ever, consumers demand quality and selection at a reasonable price. Additionally, consumers are spending less time shopping, but spending more money per visit. In fact, industry analysts have even coined a new phrase for this called "precision shopping."

The key to success in retail is to win over the consumer. After all, their spending accounts for a significant portion of the annual U.S. GDP.

The following factors support our positive outlook for the retail industry:

- Retailers tend to prosper during economic cycles that boast low interest rates, low unemployment, personal income growth and high levels of consumer confidence. The U.S. economy is healthy and is currently enjoying a sustained period of low inflation and stable interest rates. Unemployment rates are historically low and consumer confidence levels hover near the 1998 record high.

- The retail industry employs over 20 million people. That equates to one in five U.S. workers, according to the U.S. Department of Labor.

- The Internet could play a key role in the retail sector because it enables companies to market and distribute products cost-effectively without geographical limitations.

- Success often hinges on finding new growth opportunities. Some historical retail trends that proved successful were department stores, malls, specialty retail stores and national discounters. The Internet could evolve into the next successful trend. It offers benefits like convenience, selection and pricing. Though still in its infancy, more than 58 million adults are online in the United States alone, a figure that is expected to grow substantially over the years to come.

Retailers all share a common challenge which is to increase profits while reducing costs. We believe that growth in the retail sector will come from such initiatives as opening new stores, the Internet, brand building and mergers. It is our belief that a portfolio of industry leading retailers offers value and growth potential for the future.

Of course, as with any similar investments, there can be no guarantee that the objective of the Trusts will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trusts.

                      Risk Factors

Price Volatility. The Trusts invest in common stocks of U.S. and, for certain Trusts, foreign companies. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Certain of the Securities in certain Trusts may be issued by companies with market capitalizations of less than $1 billion. The share prices of these small-cap companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Biotechnology/Pharmaceutical Industries. The Biotechnology Portfolio Series includes companies involved in drug development and production. Biotech and pharmaceutical companies are subject to changing government regulation, including price controls, national health insurance, managed care regulation and tax incentives or penalties related to medical insurance premiums, which could have a negative effect on the price and availability of their products and services. In addition, such companies face increasing competition from generic drug sales, the termination of their patent protection for certain drugs and technological advances which render their products or services obsolete. The research and development costs required to bring a drug to market are substantial and may include a lengthy review by the government, with no guarantee that the product will ever go to market or show a profit. Many of these companies may not offer certain drugs or products for several years, and as a result, may have significant losses of revenue and earnings.

Communications Industry. The Communications Portfolio, Series 5 includes companies that are involved in the communications industry. Communications companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing and reduced profit margins; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards and frequent new product introductions. Rapid deregulation, both in the United States and internationally, allows companies to develop products and services for a larger market, but also exposes them to fierce global competition.

Consumer Products Industry. The America's Leading Brands Portfolio, Series 6 mainly consists of consumer products companies. General risks of these companies include cyclicality of revenues and earnings, changing consumer tastes, extensive competition, product liability litigation and increased governmental regulation. Generally, spending on consumer products is affected by the economic health of consumers. A weak economy and its effect on consumer spending would adversely affect consumer products companies.

Market Leaders. The Market Leaders Portfolio, Series 4 is concentrated in Berkshire Hathaway, Inc. common stock and the common stock of certain companies in which Berkshire Hathaway, Inc. owns an equity interest. This lack of diversification increases risks to investors. Berkshire Hathaway, Inc. and the other issuers of Securities included in the Market Leaders Portfolio, Series 4 have in no way participated in the creation of this Trust.


Retail Industry (Traditional and e-Tail). The Retail Portfolio, Series 4 and the e-Tail Portfolio include companies involved in the retail industry. General risks of these companies include the general state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers' disposable income can negatively impact spending habits. Competitiveness in the retail industry will require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns.


Retailers who sell their products over the Internet have the potential to access more consumers, but will require the capital to acquire and maintain sophisticated technology. E-commerce company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Many such companies have exceptionally high price-to-earnings ratios with little or no earnings histories. In addition, numerous e-commerce companies have only recently begun operations, and may have limited product lines, markets or financial resources, as well as fewer experienced management personnel. Finally, the lack of barriers to entry suggests a future of intense competition for online retailers.

Technology Industry. The Internet Portfolio, Series 8 and e-Tail Portfolio Series are concentrated in Securities issued by companies which are involved in the Internet area of the technology industry. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing and reduced profit margins; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources and fewer experienced management or marketing personnel. Technology company stocks, especially those which are Internet-related, have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories. For additional information regarding the risks associated with the e-Tail Sector, see "Risk Factors-Retail Industry."

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Microsoft Corporation, or of the industries represented by such issuers, may negatively impact the share prices of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities.

Year 2000 Problem. Many computer systems were not designed to properly process information and data involving dates of January 1, 2000 and thereafter. This is commonly known as the "Year 2000 Problem." We do not expect that any of the computer system changes necessary to prepare for

January 1, 2000 will cause any major operational difficulties for the Trusts. However, we are unable to predict what impact the Year 2000 Problem will have on any of the issuers of the Securities, but you should note that foreign issuers may have greater complications than other issuers.

Foreign Stocks. Certain of the Securities in certain Trusts are issued by foreign companies, which makes these Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; and lack of liquidity of certain foreign markets.

            Portfolio Securities Descriptions

America's Leading Brands Portfolio, Series 6.

Apparel/Retail
____________


The Gap, Inc., headquartered in San Francisco, California, operates specialty retail stores in the United States, Canada, France, Germany, Japan and the United Kingdom. The company's stores sell casual apparel, shoes and other accessories for men, women and children under a variety of brand names, including "Gap," "GapKids," "babyGap," "Banana Republic" and "Old Navy."



Tommy Hilfiger Corporation, headquartered in New York, New York, through subsidiaries, designs, sources and markets designer men's and women's sportswear, jeanswear and childrenswear under the "Tommy Hilfiger" trademarks. The products are sold through retail stores in the United States and internationally.


Auto & Transportation
___________________


Ford Motor Company, headquartered in Dearborn, Michigan, manufactures, assembles and sells cars, vans, trucks and tractors and their related parts and accessories. The company also provides financial services through its subsidiary, Ford Motor Credit Company, and operates a car rental business through its subsidiary, The Hertz Corporation.


Beverages
_________


Anheuser-Busch Companies, Inc., headquartered in St. Louis, Missouri, produces and distributes beer under brand names such as "Budweiser," "Busch" and "Michelob." The company also manufactures metal beverage containers, recycles metal and glass beverage containers, and operates rice milling and barley seed processing plants. The company also owns and operates theme parks.



The Coca-Cola Company, headquartered in Atlanta, Georgia, makes and distributes soft drink concentrates and syrups, and also markets juice and juice-drink products. The company's products are sold in over 200 countries and include the leading soft drink products in most of these countries.



PepsiCo, Inc., headquartered in Purchase, New York, markets and distributes beverages including "Pepsi-Cola," "Diet Pepsi," "Pepsi Max," "Mountain Dew," "7UP," "Diet 7UP," "Mirinda," "Slice" and "Tropicana Pure Premium." The company, which operates internationally, also makes and distributes ready-to-drink Lipton tea products and snacks, with "Frito-Lay" representing the North American business.


Entertainment
________________


The Walt Disney Company, headquartered in Burbank, California, operates as a diversified international entertainment company with operations consisting of filmed entertainment, theme parks and resorts and consumer products. Disney also has broadcasting (including Capital Cities/ABC, Inc.) and publishing operations.


Food
______


H.J. Heinz Company, headquartered in Pittsburgh, Pennsylvania, manufactures, packages and sells processed food products throughout the world. The company's products include ketchup, sauces/condiments, pet food, seafood products, baby food, soups, lower-calorie products, bakery products, frozen dinners and entrees, and frozen pizza. The company also provides weight control services.



Hershey Foods Corporation, headquartered in Hershey, Pennsylvania, manufactures, distributes and sells consumer food products. The company produces and distributes a line of chocolate and non-chocolate, confectionery and grocery products in the United States and internationally.

Sara Lee Corporation, headquartered in Chicago, Illinois, manufactures, markets and distributes packaged food, packaged consumer goods, and household and personal care products throughout the world. The company's products include "Sara Lee" food items, "Jimmy Dean" packaged meats, "Coach" leatherware, "Hanes" clothing and hosiery and "Champion" activewear.


Household Products
________________


The Clorox Company, headquartered in Oakland, California, manufactures and sells household products, including the brand names "Armor All," "Black Flag," "Brita," "Clorox," "Combat," "Fresh Step," "Glad," "Hidden Valley," "Jonny Cat," "Kingsford," "Liquid-Plumr," "Pine-Sol," "S.O.S," "STP," "Scoop Away" and "Tilex."



Colgate-Palmolive Company, headquartered in New York, New York, is an international consumer products company. The company's products include toothpaste, toothbrushes, shampoos, deodorants, bar and liquid soaps, dishwashing liquid and laundry products, among others. The company's brand names include "Ajax," "Colgate," "Fab," "Mennen," "Palmolive," "Prescription Diet," "Protex," "Science Diet" and "Soupline/Suavitel."



The Dial Corporation, headquartered in Scottsdale, Arizona, produces and sells personal care, detergent, air freshener and shelf-stable food products. The company's products include such well known brands as "Dial" and "Liquid Dial" soaps, "Purex" detergents, "Renuzit" air fresheners and "Armour Star" canned meats.



Kimberly-Clark Corporation, headquartered in Dallas, Texas, is an international company which manufactures and markets tissue products, personal care and healthcare products, as well as business, correspondence and technical papers. The company sells its products under the brand names, "Depend," "Huggies," "Kleenex," "Kotex," "Page" and "Tecnol."



Procter & Gamble Company, headquartered in Cincinnati, Ohio, manufactures consumer products worldwide, including detergents, fabric conditioners and hard surface cleaners; products for personal cleansing, oral care, digestive health, hair and skin; paper tissue, disposable diapers, and pharmaceuticals; and shortenings, oils, snacks, baking mixes, peanut butter, coffee, drinks and citrus products.


Pharmaceuticals
_____________


Bristol-Myers Squibb Company, headquartered in New York, New York, through divisions and subsidiaries, produces and distributes pharmaceutical and non-prescription health products, toiletries and beauty aids, and medical devices.



Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.



Schering-Plough Corporation, headquartered in Madison, New Jersey, develops, makes and markets pharmaceutical and healthcare products worldwide. Products include prescription drugs, animal health products and over-the-counter foot care and sun care products.


Recreation
_________


Carnival Corporation, headquartered in Miami, Florida, operates one of the world's largest multiple-night cruise lines under the names
"Carnival Cruise Lines," "Holland America Line," "Windstar Cruises," "Cunard Line," "Seabourn Cruise Line," "Costa Crociere SpA" and
"Airtours' Sun Cruises." The company markets sightseeing tours and operates several "Westmark" hotels.



Harley-Davidson, Inc., headquartered in Milwaukee, Wisconsin, designs, manufactures and sells heavyweight touring and custom motorcycles and related products and accessories internationally. The company also provides financing and insurance services for its products.


Restaurants
__________


McDonald's Corporation, headquartered in Oak Brook, Illinois, develops, franchises, operates and services a worldwide system of quick-service restaurants under the name "McDonald's." The company's restaurants prepare, assemble, package and sell a limited menu of moderately-priced foods including hamburgers, chicken, salads, breakfast foods and beverages.



Starbucks Corporation, headquartered in Seattle, Washington, buys and roasts whole bean coffees and sells its own brand of specialty coffee. The company has retail operations in North America and the Pacific Rim. The company also produces and sells the bottled "Frappucino" coffee drink and a line of ice creams.


Technology
__________


Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.



Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.


Toiletries/Cosmetics
_________________


The Gillette Company, headquartered in Boston, Massachusetts, is a worldwide manufacturer of grooming products, writing instruments and correction products, toothbrushes and oral care appliances, and alkaline batteries.


Biotechnology Portfolio Series

Biotech
_______


Affymetrix, Inc., headquartered in Santa Clara, California, develops and manufactures DNA chip technology which consists of DNA probe arrays containing gene sequences on a chip; a scanner to process probe arrays; and software to analyze the information. The company's "GeneChip" system acquires, analyzes and manages complex genetic information in order to improve the diagnosis, monitoring and treatment of disease.



Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology concern which develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production



BioChem Pharma Inc., headquartered in Laval, Quebec, Canada, is an international biopharmaceutical company that researches and develops therapeutic products. The company also researches, develops, makes and sells vaccine and diagnostic products for a broad range of infectious and other diseases.



Biogen, Inc., headquartered in Cambridge, Massachusetts, develops and makes pharmaceuticals for human healthcare through genetic engineering. The company's primary focus is on developing and testing products for the treatment of multiple sclerosis, inflammatory and respiratory diseases, kidney diseases and certain viruses and cancers.



Bio-Technology General Corp., headquartered in Iselin, New Jersey, develops, makes and markets human healthcare products, including therapeutic products for conditions such as endocrine/metabolic and ophthalmic/skin disorders and cardio/pulmonary diseases. The company distributes its products in the United States and internationally.



Celera Genomics, headquartered in Rockville, Maryland, is a subsidiary of PE Corporation. The company is involved in the sequencing of the human genome (and other biologically important model organisms) and generates, sells and supports genomic information and related information management and analysis software. The company also discovers, validates and licenses proprietary gene products, genetic markets and information concerning genetic variability.



Chiron Corporation, headquartered in Emeryville, California, develops, produces and sells products related to the diagnosis, prevention and treatment of human diseases, including certain types of cancer and cardiovascular and infectious diseases. The company participates in markets for biopharmaceuticals, blood testing and vaccines.



Enzon, Inc., headquartered in Piscataway, New Jersey, researches, develops, makes and sells enhanced therapeutics based on the application of proprietary technologies in the areas of blood substitutes, genetic diseases and oncology.



Genentech, Inc., headquartered in South San Francisco, California, discovers, develops, makes and sells human pharmaceuticals based on recombinant DNA technology (gene splicing). The company also makes and markets certain products within the United States which are sold to F. Hoffmann-La Roche Ltd. (HLR) for distribution outside the United States.



Genzyme Corporation (General Division), headquartered in Cambridge, Massachusetts, develops and markets specialty therapeutic, surgical and diagnostic products, pharmaceuticals and genetic diagnostic services. The company also develops, makes and markets biological products for the treatment of cartilage damage, severe burns, chronic skin ulcers and neurodegenerative diseases.

Human Genome Sciences, Inc., headquartered in Rockville, Maryland, researches and develops potential proprietary drug and diagnostic products based on the discovery and understanding of the medical uses of genes.



IDEC Pharmaceuticals Corporation, headquartered in San Diego,
California, develops products for the long-term management of immune system cancers and autoimmune and inflammatory diseases. The company's lead immune system cancer and rheumatoid arthritis products are genetically engineered to combat disease through the patient's immune system.



Immunex Corporation, headquartered in Seattle, Washington, discovers, develops, makes and markets therapeutic products for the treatment of cancer, infectious diseases and immunological disorders. The company's products are sold worldwide.



Invitrogen Corporation, headquartered in Carlsbad, California, develops, manufactures and sells research kits and provides research services to corporate, academic and government entities. The company's kits and products are used in gene cloning, expression and analysis techniques as well as other molecular biology activities.



MedImmune, Inc., headquartered in Gaithersburg, Maryland, develops and markets products for the prevention and treatment of infectious diseases, autoimmune diseases and cancer. The company's products are also used in transplantation medicine.



Millennium Pharmaceuticals, Inc., headquartered in Cambridge, Massachusetts, is a drug discovery and development company that researches and develops a broad range of therapeutic and diagnostic products for the commercial application of genetics, genomics and bioinformatics.



Protein Design Labs, Inc., headquartered in Fremont, California, develops human and humanized antibodies and other products to treat or prevent a variety of viral, immune-mediated and inflammatory diseases as well as certain cancers and cardiovascular conditions.



Transkaryotic Therapies, Inc., headquartered in Cambridge,
Massachusetts, develops and commercializes therapeutic proteins and gene therapy products for the long-term treatment and cure of a broad range of human diseases.


Pharmaceuticals
______________


American Home Products Corporation, headquartered in Madison, New
Jersey, makes nutritionals, cardiovascular and metabolic disease therapies, mental health products, anti-inflammatory/analgesic products and vaccines, and over-the-counter drugs. The company also makes crop protection and pest control products.



Bristol-Myers Squibb Company, headquartered in New York, New York, through divisions and subsidiaries, produces and distributes pharmaceutical and non-prescription health products, toiletries and beauty aids, and medical devices.



Glaxo Wellcome Plc (ADR), headquartered in London, England, conducts research into and develops, makes and markets ethical pharmaceuticals around the world. Products include gastrointestinal, respiratory, anti-emesis, anti-migraine, systemic antibiotics, cardiovascular, dermatological, foods and animal health.



Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.



Eli Lilly and Company, headquartered in Indianapolis, Indiana, with subsidiaries, develops, makes and markets pharmaceutical and animal health products sold in countries around the world. The company also provides healthcare management services in the United States.



Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.



Novartis AG (ADR), headquartered in Basel, Switzerland, manufactures healthcare products for use in a broad range of medical fields, as well as nutritional and agricultural products. The company markets its products worldwide.



Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.



Roche Holdings AG (ADR), headquartered in Basel, Switzerland, develops and manufactures pharmaceutical and chemical products. Through its subsidiaries, the company develops pharmaceuticals and drugs, fine chemicals and vitamins, fragrances and flavors, diagnostic equipment and liquid crystals. Products are distributed throughout Europe, Asia, Latin America and the United States.



Schering-Plough Corporation, headquartered in Madison, New Jersey, develops, makes and markets pharmaceutical and healthcare products worldwide. Products include prescription drugs, animal health products and over-the-counter foot care and sun care products.



SmithKline Beecham Plc (ADR), headquartered in Middlesex, England, discovers, develops, makes and sells pharmaceuticals, vaccines, over-the-counter medicines and health-related consumer products. The company also provides healthcare services, including disease management, clinical laboratory testing and pharmaceutical benefit management.



Warner-Lambert Company, headquartered in Morris Plains, New Jersey, makes consumer healthcare products including over-the-counter health products, shaving products and pet care products; confectionery products including chewing gums, breath mints and hard candies; and ethical pharmaceuticals, biologicals and empty gelatin capsules.


Communications Portfolio, Series 5.

Communications Services
________________________


ALLTEL Corporation, headquartered in Little Rock, Arkansas, through subsidiaries, provides wireline local, long-distance, network access and Internet services; wireless communications and information processing management services; and advanced applications software. The company also publishes telephone directories.



AT&T Corp., headquartered in New York, New York, provides voice, data and video telecommunications services; regional, domestic, international and local communication transmission services; cellular telephone and other wireless services; and billing, directory and calling card services.



Bell Atlantic Corporation, headquartered in New York, New York, operates a diversified telecommunications concern that provides voice and data transport and calling services network access, directory publishing and public telephone services to customers in the mid-Atlantic and New England regions.



BellSouth Corporation, headquartered in Atlanta, Georgia, through its two wholly-owned subsidiaries, BellSouth Telecommunications, Inc. and BellSouth Enterprises, Inc., provides wireline telecommunications to substantial portions of the population in the southeastern United States including the states of Georgia, Alabama, Florida, Kentucky, Louisiana, Mississippi, North Carolina, South Carolina and Tennessee. The company also provides wireless communications, publishes telephone directories and holds interests in communications ventures overseas.



Cable & Wireless Plc (ADR), headquartered in London, England, operates as an international provider of telecommunications and multimedia communications services in more than 70 countries, including the United Kingdom, Australia, the Caribbean, Hong Kong, Japan and the United States. The company also operates a fleet of vessels and submersible vehicles for laying and burying cable.



Deutsche Telekom AG (ADR), headquartered in Bonn, Germany, is one of Europe's, and the world's, largest telecommunications services providers. The company offers domestic and international public fixed-link voice telephone service in Germany. The company also offers data transmission services, network services, on-line services, telephone directory publishing, dial-in information lines, paging and mobile telecommunications services, and supplies and services telecommunications equipment.



MCI WorldCom, Inc., headquartered in Clinton, Mississippi, operates as a global communications company which provides facilities-based and fully-integrated local, long distance, international and Internet services in over 65 countries encompassing the Americas, Europe and the Asia-Pacific regions. The company also offers wireless and 800 services, calling cards, private lines and debit cards.



Qwest Communications International Inc., headquartered in Denver,
Colorado, provides broadband Internet-based data, voice and image communications for businesses and consumers. The company also constructs and installs fiber optic systems for other communications providers and its own use.



SBC Communications Inc., headquartered in San Antonio, Texas, provides landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services in Texas, Arkansas, California, Connecticut, Kansas, Missouri, Nevada and Oklahoma.

Telefonica S.A. (ADR), headquartered in Madrid, Spain, is the exclusive supplier of voice telephone services in Spain under a contract with the Spanish State. The company also provides telecommunications services in Argentina, Brazil, El Salvador, Peru, Portugal, Puerto Rico, the United States and Venezuela.


Data Networking/Communications Equipment
_________________________________________


ADC Telecommunications, Inc., headquartered in Minnetonka, Minnesota, designs, makes and markets a broad range of products and services that enable its customers to construct and upgrade their telecommunications networks to support increasing user demand for voice, data and video services.



Applied Micro Circuits Corporation, headquartered in San Diego,
California, designs, makes and markets high-performance, high-bandwidth silicon products for automated test equipment, high-speed computing and military markets throughout the world.



Broadcom Corporation (Class A), headquartered in Irvine, California, develops highly integrated silicon solutions that enable broadband digital data transmission to the home and within the business enterprise.



Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.



Comverse Technology, Inc., headquartered in Woodbury, New York, makes and sells computer and telecommunications systems for multimedia communications and information processing applications, which are used by telephone network operators, government agencies, call centers, financial institutions and other public and commercial organizations worldwide.



ECI Telecom Limited, headquartered in Petah Tikva, Israel, designs, makes, sells and supports a range of advanced products that are designed to enhance the effectiveness of existing telecommunications networks by enabling carriers to increase transmission capacity and provide additional services without new or additional communications infrastructure. The company's equipment supports traffic in service networks worldwide.



Lucent Technologies Inc., headquartered in Murray Hill, New Jersey, designs, develops and manufactures communications systems, software and products worldwide. The company's research and development activities are conducted through Bell Laboratories.



Nortel Networks Corporation, headquartered in Brampton, Ontario, Canada, makes fully-digital telecommunications switching equipment and communications equipment and systems for business and residential use. The company operates worldwide.



PMC-Sierra, Inc., headquartered in Burnaby, British Columbia, Canada, designs, develops, markets and supports high-performance semiconductor system solutions used in broadband communications infrastructures, high-bandwidth networks and multimedia personal computers.



Tellabs, Inc., headquartered in Lisle, Illinois, makes and services voice, data and video transport and network access systems used by public telephone companies, long-distance carriers, alternate service providers, cellular providers, cable operators, government agencies, utilities and business end-users.



Vitesse Semiconductor Corporation, headquartered in Camarillo,
California, designs, develops, makes and sells digital gallium arsenide integrated circuits primarily for telecommunications, data communications and automated test equipment systems providers.


Wireless Communications
_______________________


Motorola, Inc., headquartered in Schaumburg, Illinois, designs, makes and sells, mainly under the "Motorola" brand name, two-way land mobile communication systems, paging and wireless data systems, personal communications equipment and systems; semiconductors; and electronic equipment for military and aerospace use.



Nokia Oy (ADR), headquartered in Espoo, Finland, supplies telecommunications systems and equipment, including mobile phones, battery chargers for mobile phones, computer monitors, multimedia network terminals and satellite receivers. The company provides its products and services worldwide.



QUALCOMM Incorporated, headquartered in San Diego, California, designs, develops, makes, sells, licenses and operates advanced communications systems and products based on proprietary digital wireless technology. The company's products include "CDMA" integrated circuits, wireless phones and infrastructure products, transportation management information systems and ground stations, and phones for the low-earth-orbit satellite communications system.



Vodafone AirTouch Plc (ADR), headquartered in Newbury, Berkshire, England, provides mobile telecommunication services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.


e-Tail Portfolio Series.

Access Providers & Portals
______________________


AT&T Corp., headquartered in New York, New York, provides voice, data and video telecommunications services; regional, domestic, international and local communication transmission services; cellular telephone and other wireless services; and billing, directory and calling card services.



America Online, Inc., headquartered in Dulles, Virginia, provides online services to consumers in the United States, Canada, Europe and Japan offering subscribers a wide variety of services, including electronic mail, conferencing, news, sports, Internet access, entertainment, weather, stock quotes, software, computing support and online classes.



EarthLink Network, Inc., headquartered in Pasadena, California, is an Internet service provider with a nationwide telecommunications network providing reliable access, useful information, assistance and services to its customers to encourage their introduction to the Internet.



MCI WorldCom, Inc., headquartered in Clinton, Mississippi, operates as a global communications company which provides facilities-based and fully-integrated local, long distance, international and Internet services in over 65 countries encompassing the Americas, Europe and the Asia-Pacific regions. The company also offers wireless and 800 services, calling cards, private lines and debit cards.



Qwest Communications International Inc., headquartered in Denver,
Colorado, provides broadband Internet-based data, voice and image communications for businesses and consumers. The company also constructs and installs fiber optic systems for other communications providers and its own use.



Yahoo! Inc., headquartered in Santa Clara, California, is a global Internet media company that offers a family of branded on-line media properties, including "YAHOO!" The company's Web site enables users to locate and access information and services through hypertext links from a hierarchical, subject-based directory of Web sites.


e-tailers
_______


Amazon.com, Inc., headquartered in Seattle, Washington, operates as an on-line retailer of books, music, videotapes, audiotapes and other products via a commercial site on the World Wide Web. Additionally, the company is involved in hosting on-line auctions.



CDW Computer Centers, Inc., headquartered in Vernon Hills, Illinois, sells microcomputer hardware and peripherals to business, government, educational, institutional and home office users in the United States. The company's products include desktop computers, notebooks and laptops, printing devices, video monitors, communication equipment, add-on boards and memory and data storage devices; accessories; networking products; and software.



Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.



eBay Inc., headquartered in San Jose, California, operates an online person-to-person trading community on the Internet, bringing together buyers and sellers in an auction format to trade personal items such as antiques, coins, collectibles, computers, memorabilia, stamps and toys.



The Gap, Inc., headquartered in San Francisco, California, operates specialty retail stores in the United States, Canada, France, Germany, Japan and the United Kingdom. The company's stores sell casual apparel, shoes and other accessories for men, women and children under a variety of brand names, including "Gap," "GapKids," "babyGap," "Banana Republic" and "Old Navy."



Gateway Inc. (formerly Gateway 2000 Inc.), headquartered in San Diego, California, markets personal computers (PCs) and related products and services. The company develops, manufactures, markets and supports a broad line of desktop and portable personal computers, digital media (convergence) PCs, servers, workstations and PC-related products for use by individuals, businesses, government agencies and educational institutions.



Intimate Brands, Inc., headquartered in San Francisco, California, sells women's intimate apparel and related products under the "Victoria's Secret" name; personal care products under the "Bath and Body Works" name; and lingerie and sleepwear under the "Cacique" name. The company sells its products throughout the United States and also owns Gryphon Development, Inc., which creates, sources and develops personal care products.



Lands' End, Inc., headquartered in Dodgeville, Wisconsin, sells traditionally-styled casual clothing, accessories, domestics, shoes and soft luggage through mail order catalogs and outlet stores.



The Charles Schwab Corporation, headquartered in San Francisco,
California, through subsidiaries, provides discount securities brokerage and related financial services, and offers trade execution services for Nasdaq securities to broker-dealers and institutional customers.



Wal-Mart Stores, Inc., headquartered in Bentonville, Arkansas, is one of the largest retailers in the United States measured by total revenues. The company operates "Wal-Mart" retail discount department stores, "Wal-Mart Supercenters" and "Sam's" wholesale clubs in the United States and several other countries.


Financial/Transactional Services
__________________________


American Express Company, headquartered in New York, New York, through subsidiaries, provides travel-related services (including travelers' cheques, American Express cards, consumer lending, tour packages and itineraries, and publications); investors' diversified financial products and services; and international banking services.



Capital One Financial Corporation, headquartered in Falls Church,
Virginia, through subsidiaries, issues Visa and MasterCard credit card products to customers in the United States and the United Kingdom. The company also provides consumer lending and deposit services.



First Data Corporation, headquartered in Atlanta, Georgia, provides processing services to issuers of VISA and MasterCards; payment instrument processing services to institutions and consumers; telephone and information processing services; shareholder services; information systems; and data processing.



Providian Financial Corporation, headquartered in San Francisco,
California, provides consumer loans, deposit products and other banking services to consumers nationwide, including credit cards, revolving lines of credit, home loans, secured credit cards and fee-based services.


Internet Infrastructure
__________________


BroadVision, Inc., headquartered in Redwood City, California, develops, markets and supports application software solutions. The company provides an integrated software application system, "BroadVision One-To-One," that enables businesses to create applications for interactive marketing and selling services on the World Wide Web.



Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.



EMC Corporation, headquartered in Hopkinton, Massachusetts, designs, manufactures, markets and supports hardware, software and service products for the enterprise storage market. The company's products are sold as integrated storage solutions for customers on various computing platforms including "UNIX" and "Windows NT."



Exodus Communications, Inc., headquartered in Santa Clara, California, provides Internet system and network management solutions for enterprises with mission-critical Internet operations. The company's data centers are located throughout the United States and in England.



Hewlett-Packard Company, headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, electronic components and instrumentation for chemical analysis.



Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.



International Business Machines Corporation, headquartered in Armonk,
New York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.



Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a wide range of software products. The company offers operating system software, server application software, business and consumer applications software, software development tools and Internet and intranet software. "Windows" is the company's flagship PC operating system. The company also develops the MSN network of Internet products and services.



Oracle Corporation, headquartered in Redwood City, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development and business intelligence, and business applications.



Sun Microsystems, Inc., headquartered in Palo Alto, California, supplies network computing products, including desktop systems, storage subsystems, network switches, servers, software, microprocessors and a full range of services and support, using the UNIX operating system.


Internet Portfolio, Series 8.

Access/Information Providers
____________________________


AT&T Corp., headquartered in New York, New York, provides voice, data and video telecommunications services; regional, domestic, international and local communication transmission services; cellular telephone and other wireless services; and billing, directory and calling card services.



America Online, Inc., headquartered in Dulles, Virginia, provides online services to consumers in the United States, Canada, Europe and Japan offering subscribers a wide variety of services, including electronic mail, conferencing, news, sports, Internet access, entertainment, weather, stock quotes, software, computing support and online classes.



EarthLink Network, Inc., headquartered in Pasadena, California, is an Internet service provider with a nationwide telecommunications network providing reliable access, useful information, assistance and services to its customers to encourage their introduction to the Internet.



MCI WorldCom, Inc., headquartered in Clinton, Mississippi, operates as a global communications company which provides facilities-based and fully-integrated local, long distance, international and Internet services in over 65 countries encompassing the Americas, Europe and the Asia-Pacific regions. The company also offers wireless and 800 services, calling cards, private lines and debit cards.



Qwest Communications International Inc., headquartered in Denver,
Colorado, provides broadband Internet-based data, voice and image communications for businesses and consumers. The company also constructs and installs fiber optic systems for other communications providers and its own use.


Data Networking/Communications Equipment
________________________________________


Broadcom Corporation (Class A), headquartered in Irvine, California, develops highly integrated silicon solutions that enable broadband digital data transmission to the home and within the business enterprise.



Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.



Lucent Technologies Inc., headquartered in Murray Hill, New Jersey, designs, develops and manufactures communications systems, software and products worldwide. The company's research and development activities are conducted through Bell Laboratories.



Nortel Networks Corporation, headquartered in Brampton, Ontario, Canada, makes fully-digital telecommunications switching equipment and communications equipment and systems for business and residential use. The company operates worldwide.



PMC-Sierra, Inc., headquartered in Burnaby, British Columbia, Canada, designs, develops, markets and supports high-performance semiconductor system solutions used in broadband communications infrastructures, high-bandwidth networks and multimedia personal computers.



Tellabs, Inc., headquartered in Lisle, Illinois, makes and services voice, data and video transport, and network access systems used by public telephone companies, long-distance carriers, alternate service providers, cellular providers, cable operators, government agencies, utilities and business end-users.



Vitesse Semiconductor Corporation, headquartered in Camarillo,
California, designs, develops, makes and sells digital gallium arsenide integrated circuits primarily for telecommunications, data communications and automated test equipment systems providers.


Computers & Peripherals
_____________________


Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.



EMC Corporation, headquartered in Hopkinton, Massachusetts, designs, manufactures, markets and supports hardware, software and service products for the enterprise storage market. The company's products are sold as integrated storage solutions for customers on various computing platforms including "UNIX" and "Windows NT."



Gateway Inc. (formerly Gateway 2000 Inc.), headquartered in San Diego, California, markets personal computers (PCs) and related products and services. The company develops, manufactures, markets and supports a broad line of desktop and portable personal computers, digital media (convergence) PCs, servers, workstations and PC-related products for use by individuals, businesses, government agencies and educational institutions.



Hewlett-Packard Company, headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, electronic components and instrumentation for chemical analysis.



Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.



International Business Machines Corporation, headquartered in Armonk,
New York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.



Sun Microsystems, Inc., headquartered in Palo Alto, California, supplies network computing products, including desktop systems, storage subsystems, network switches, servers, software, microprocessors and a full range of services and support, using the UNIX operating system.


Internet Content
______________


CMGI Inc., headquartered in Andover, Massachusetts, invests in and develops Internet companies; operates direct marketing companies and venture funds focused on the Internet; and, through subsidiaries, provides fulfillment services.



TMP Worldwide Inc., headquartered in New York, New York, provides comprehensive, individually tailored advertising services, including development of creative content, media planning, production and placement of corporate advertising, market research, direct marketing and other ancillary products and services.



Yahoo! Inc., headquartered in Santa Clara, California, is a global Internet media company that offers a family of branded on-line media properties, including "YAHOO!" The company's Web site enables users to locate and access information and services through hypertext links from a hierarchical, subject-based directory of Web sites.


Online Brokerage
______________


Knight/Trimark Group, Inc. (Class A), headquartered in Jersey City, New Jersey, through its subsidiaries, Trimark Securities, Inc., and Knight Securities, Inc., operates as a market maker in Nasdaq securities, other over-the-counter (OTC) equity securities, and equity securities listed on the New York Stock Exchange (NYSE) and the American Stock Exchange
(AMEX).



The Charles Schwab Corporation, headquartered in San Francisco,
California, through subsidiaries, provides discount securities brokerage and related financial services, and offers trade execution services for Nasdaq securities to broker-dealers and institutional customers.


Software
________


BroadVision, Inc., headquartered in Redwood City, California, develops, markets and supports application software solutions. The company provides an integrated software application system, "BroadVision One-To-One," that enables businesses to create applications for interactive marketing and selling services on the World Wide Web.



Check Point Software Technologies Ltd., headquartered in Ramat-Gan, Israel, develops, sells and supports secure enterprise networking solutions. The company's integrated architecture includes network security ("FireWall-1," "VPN-1," "Open Security Manager" and "Provider-1"), traffic control ("FloodGate-1" and "ConnectControl") and Internet protocol address management ("Meta IP").



Exodus Communications, Inc., headquartered in Santa Clara, California, provides Internet system and network management solutions for enterprises with mission-critical Internet operations. The company data centers are located throughout the United States and in England.



Intuit Inc., headquartered in Mountain View, California, develops, sells and supports personal finance, small business accounting, tax preparation and other consumer software products, and related electronic services and supplies that enable users to automate commonly performed financial tasks. The company sells its products worldwide.



Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a wide range of software products. The company offers operating system software, server application software, business and consumer applications software, software development tools and Internet and intranet software. "Windows" is the company's flagship PC operating system. The company also develops the MSN network of Internet products and services.



Oracle Corporation, headquartered in Redwood City, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development and business intelligence, and business applications.


Market Leaders Portfolio, Series 4.


American Express Company, headquartered in New York, New York, through subsidiaries, provides travel-related services (including travelers' cheques, American Express cards, consumer lending, tour packages and itineraries, and publications); investors' diversified financial products and services; and international banking services.



Berkshire Hathaway Inc. (Class B), headquartered in Omaha, Nebraska, is a holding company with subsidiaries in a variety of business sectors. The company sells property and casualty insurance and other insurance products. The company also manufactures and markets home cleaning systems, manufactures and sells confectionery products, retails home furnishings and owns The Buffalo News. (Class B voting rights equal one-two-hundredth (1/200th) of a vote for each share held. Class B dividend rights equal one-thirtieth (1/30th) of the amount declared for each Class A share held.)



The Coca-Cola Company, headquartered in Atlanta, Georgia, makes and distributes soft drink concentrates and syrups, and also markets juice and juice-drink products. The company's products are sold in over 200 countries and include the leading soft drink products in most of these countries.



The Walt Disney Company, headquartered in Burbank, California, operates as a diversified international entertainment company with operations consisting of filmed entertainment, theme parks and resorts and consumer products. Disney also has broadcasting (including Capital Cities/ABC, Inc.) and publishing operations.



Freddie Mac, headquartered in McLean, Virginia, was chartered by Congress in 1970 to create a continuous flow of funds to mortgage lenders in support of home ownership and rental housing. The company purchases first lien, conventional and residential mortgages, including both whole loans and participation interests in such mortgages.



The Gillette Company, headquartered in Boston, Massachusetts, is a worldwide manufacturer of grooming products, writing instruments and correction products, toothbrushes and oral care appliances, and alkaline batteries.



The Washington Post Company (Class B), headquartered in Washington, D.C., with subsidiaries, publishes newspapers and magazines, including The Washington Post, The Herald, The Gazette Newspapers and Newsweek; owns and operates VHF and cable television systems; and provides electronic information, educational, and career and hiring management services.



Wells Fargo Company, headquartered in San Francisco, California, operates a general banking business in a number of states and operates mortgage banking offices throughout the United States. The company also provides consumer finance services throughout the United States and in

Canada, the Caribbean, Central America and Guam; and offers various other financial services.



Retail Portfolio, Series 4.


Abercrombie & Fitch Co. (Class A), headquartered in Reynoldsburg, Ohio, operates "Abercrombie & Fitch" stores throughout the United States selling high-quality casual apparel for men and women. The company also publishes the A&F Quarterly.



BJ's Wholesale Club, Inc., headquartered in Natick, Massachusetts, operates warehouse clubs in the eastern United States with over 4.5 million members. The company sells a mix of food and general merchandise items at discounted prices.



Bed Bath & Beyond Inc., headquartered in Union, New Jersey, operates a chain of stores throughout the United States selling domestic merchandise (bed linens, bath accessories and kitchen textiles) and home furnishings (cookware, dinnerware, glassware and basic housewares).



CDW Computer Centers, Inc., headquartered in Vernon Hills, Illinois, sells microcomputer hardware and peripherals to business, government, educational, institutional and home office users in the United States. The company's products include desktop computers, notebooks and laptops, printing devices, video monitors, communication equipment, add-on boards and memory and data storage devices; accessories; networking products; and software.



Circuit City Stores-Circuit City Group, headquartered in Richmond, Virginia, is one of the nation's largest retailers of brand name consumer electronics products, including video and audio equipment, home office products and major appliances. The company operates retail superstores, consumer electronics-only stores and mall-based "Circuit City Express" stores throughout the United States.



Costco Wholesale Corporation, headquartered in Issaquah, Washington, operates a chain of wholesale cash-and-carry membership warehouses that sell high-quality, nationally branded and selected private label merchandise at low prices to businesses and individuals who are members of selected employee groups. The company's warehouses are located in the United States, Canada, Japan, Korea, Mexico, Taiwan and the United Kingdom.



Dayton Hudson Corporation, headquartered in Minneapolis, Minnesota, operates "Hudson's," "Marshall Field's" and "Dayton's" department stores. The company also operates "Target" discount stores selling everyday needs, apparel and recreational items, and "Mervyn's California" retail stores selling mainly apparel and soft goods.



Dollar General Corporation, headquartered in Nashville, Tennessee, owns and operates "Dollar General Stores" selling general merchandise such as health and beauty aids, packaged food products, housewares, cleaning supplies, stationery, seasonal goods, basic apparel and domestics. The company's stores are located predominantly in small towns in the midwestern and southeastern United States.



Dollar Tree Stores, Inc., headquartered in Chesapeake, Virginia, operates discount variety stores throughout the United States which offer merchandise at the $1 price point, including housewares, toys, seasonal goods, gifts, food, stationery, health and beauty aids, books, party goods, hardware and other consumer items.



The Gap, Inc., headquartered in San Francisco, California, operates specialty retail stores in the United States, Canada, France, Germany, Japan and the United Kingdom. The company's stores sell casual apparel, shoes and other accessories for men, women and children under a variety of brand names, including "Gap," "GapKids," "babyGap," "Banana Republic" and "Old Navy."



Tommy Hilfiger Corporation, headquartered in New York, New York, through subsidiaries, designs, sources and markets designer men's and women's sportswear, jeanswear and childrenswear under the "Tommy Hilfiger" trademarks. The products are sold through retail stores in the United States and internationally.



The Home Depot, Inc., headquartered in Atlanta, Georgia, operates do-it-yourself warehouse stores in the United States, Canada and Chile. These stores sell a wide assortment of building material, home improvement, and lawn and garden products. The company also operates EXPO Design Centers in several states which offer interior design and renovation products.



Intimate Brands, Inc., headquartered in San Francisco, California, sells women's intimate apparel and related products under the "Victoria's Secret" name; personal care products under the "Bath and Body Works" name; and lingerie and sleepwear under the "Cacique" name. The company sells its products throughout the United States and also owns Gryphon Development, Inc., which creates, sources and develops personal care products.



The Kroger Co., headquartered in Cincinnati, Ohio, is one of the largest food retailers in the United States. The company operates supermarkets and convenience stores under the names of "Dillon Food Stores," "City Market," "Sav-Mor," "Kwik Shop" and "Mini Mart." The company also makes and processes food sold at its supermarkets.



Lowe's Companies, Inc., headquartered in North Wilkesboro, North Carolina, operates numerous stores in the United States selling building commodities and millwork; heating, cooling and water systems; home decorating and illumination products; kitchens, bathrooms and laundries; yard, patio and garden products; tools; home entertainment products; and special order products.



The May Department Stores Company, headquartered in St. Louis, Missouri, operates department stores under the trade names "Famous-Barr,"
"Filene's," "Foley's," "Hecht's," "Kaufmann's," "L.S. Ayres," "Lord & Taylor," "Meier & Frank," "Robinsons-May" and "Strawbridge's" throughout the United States.



Safeway Inc., headquartered in Pleasanton, California, operates a large chain of food and drug stores in the United States and Canada under the names of "Safeway," "Dominick's," "Vons" and "Carr-Gottstein." The company's stores offer a wide selection of food and general merchandise and feature specialty departments such as bakery, delicatessen, floral and pharmacy. The company also has a network of distribution, manufacturing and food-processing facilities and holds an interest in Casa Ley, S.A. de C.V., an operator of food and general merchandise stores in western Mexico.



Staples, Inc., headquartered in Framingham, Massachusetts, operates high-volume office superstores and smaller stores throughout the United States, Canada, Germany and the United Kingdom which provide office supplies, business machines, computers and related products, office furniture and other business-related products.



Walgreen Co., headquartered in Deerfield, Illinois, operates a nationwide chain of retail drugstores throughout the United States and Puerto Rico. The company's stores sell prescription and nonprescription drugs, general merchandise, cosmetics, liquor and beverages, toiletries and tobacco products. The company also operates two mail-order facilities.



Wal-Mart Stores, Inc., headquartered in Bentonville, Arkansas, is one of the largest retailers in the United States measured by total revenues. The company operates "Wal-Mart" retail discount department stores, "Wal-Mart Supercenters" and "Sam's" wholesale clubs in the United States and several other countries.


We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

                     Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the per Unit price of which is comprised of the following:

-  The aggregate underlying value of the Securities;

-  The amount of any cash in the Income and Capital Accounts;

-  Dividends receivable on Securities; and

- The total sales charge (which combines an initial upfront sales charge and a deferred sales charge).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Sales Charges.


The sales charge you will pay has both an initial and a deferred component. The initial sales charge, which you will pay at the time of purchase, is initially equal to approximately 1.0% of the Public Offering Price of a Unit. This initial sales charge is actually equal to the difference between the maximum sales charge of 4.5% of the Public Offering Price and the maximum remaining deferred sales charge (initially $.35 per Unit). The initial sales charge will vary from 1.0% with changes in the aggregate underlying value of the Securities, changes in the Income and Capital Accounts and as deferred sales charge payments are made. In addition, five monthly deferred sales charge payments of $.07 per Unit will be deducted from each Trust's assets on approximately the twentieth day of each month from May 19, 2000 through September 20, 2000. The maximum sales charge assessed during the initial offering period will be 4.5% of the Public Offering Price per Unit (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge).



After the initial offering period, if you purchase Units after the last deferred sales charge payment has been assessed, your sales charge will consist of a one-time initial sales charge of 4.5% of the Public Offering Price (equivalent to 4.712% of the net amount invested), which will be reduced by 1/2 of 1% on each subsequent October 31, commencing October 31, 2000, to a minimum sales charge of 3.0%.


Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for a "wrap fee account" as described below), the maximum sales charge is reduced, as follows:

                                    Your maximum
If you invest                       sales charge
(in thousands):*                    will be:
_________________                   ________________
$50 but less than $100              4.25%
$100 but less than $250             4.00%
$250 but less than $500             3.50%
$500 or more                        2.50%

* Breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trusts in this prospectus with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge. Any reduced sales charge is the responsibility of the broker/dealer or other selling agent making the sale.

If you own units of any other unit investment trusts sponsored by us you may use your redemption or termination proceeds from these trusts to purchase Units of the Trusts subject only to any remaining deferred sales charge to be collected on Units of the Trusts. Please note that you will be charged the amount of any remaining deferred sales charge on units you redeem when you redeem them.

The following persons may purchase Units at the Public Offering Price less the applicable dealer concession:

- Employees, officers and directors of the Sponsor, our related companies, dealers and their affiliates, and vendors providing services to us.

- Immediate family members of the above (spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons).

If you purchase Units through registered broker/dealers who charge periodic fees for financial planning, investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" charge is imposed, you may purchase Units at the Public Offering Price, subject only to the Sponsor's retention of the sales charge. See "Distribution of Units-Dealer Concessions."

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units.

The Value of the Securities.

The Evaluator will appraise the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined in the same manner as set forth above, except that bid prices are used instead of ask prices when necessary.

                  Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 3.2% of the Public Offering Price per Unit (or 65% of the maximum sales charge after October 31, 2000). However, dealers and other selling agents will receive a concession on the sale of Units subject only to any remaining deferred sales charge equal to $.22 per Unit on Units sold subject to the maximum deferred sales charge or 63% of the then current maximum remaining deferred sales charge on Units sold subject to less than the maximum deferred sales charge. Dealers and other selling agents will receive an additional volume concession or agency commission of .30% of the Public Offering Price if they purchase at least $100,000 worth of Units of the Trusts on the Initial Date of Deposit or $250,000 on any day thereafter or if they were eligible to receive a similar concession in connection with sales of similarly structured trusts sponsored by us which are currently in the initial offering period.

Dealers and other selling agents who sell Units of the Trusts during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total Sales
per Trust                           Additional
(in millions):                      Concession:
_________________                   ________________
$1 but less than $2                 .10%
$2 but less than $3                 .15%
$3 but less than $10                .20%
$10 or more                         .30%

Dealers and other selling agents who, during any consecutive 12-month period, sell at least $2 billion worth of primary market units of unit investment trusts sponsored by us will receive a concession of $30,000 in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable sales charges on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Investment Comparisons.

From time to time we may compare the estimated returns of the Trusts (which may show performance net of the expenses and charges the Trusts would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance.

                  The Sponsor's Profits

We will receive a gross sales commission equal to the maximum sales charge per Unit of a Trust less any reduced sales charge as stated in "Public Offering." Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                  The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.


We will pay all expenses to maintain a secondary market, except the Evaluator fees, Trustee costs to transfer and record the ownership of Units and costs incurred in annually updating a Trust's registration statement. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.


                  How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                  Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of a Trust from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trusts, and will receive brokerage fees when a Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. Legal and regulatory filing fees and expenses associated with updating a Trust's registration statement yearly are also now chargeable to that Trust. Historically, we paid these fees and expenses. First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts.

The fees payable to us, First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

In addition to a Trust's operating expenses and those fees described above, each Trust may also incur the following charges:

- All legal and annual auditing expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

The Trusts will be audited annually. So long as we are making a secondary market for Units, we will bear the cost of these annual audits to the extent the cost exceeds $0.0050 per Unit. Otherwise, the Trusts will pay for the audit. You can request a copy of the audited financial statements from the Trustee.

                       Tax Status

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences.

Trust Status.

The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by your Trust, and as such you will be considered to have received a pro rata share of income (i.e., dividends and capital gains, if any) from each Security when such income is considered to be received by your Trust. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from a Trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge.

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total proceeds received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the lowest tax bracket). Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The tax code may, however, treat certain capital gains as ordinary income in special situations.

In-Kind Distributions.

Under certain circumstances, you may request a distribution of shares of Securities (an "In-Kind Distribution") when you redeem your Units or at a Trust's termination. If you request an In-Kind Distribution you will be responsible for any expenses related to this distribution. By electing to receive an In-Kind Distribution, you will receive an undivided interest in whole shares of stock plus, possibly, cash.

You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by a Trust. However, if you also receive cash in exchange for a fractional share of a Security held by a Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such fractional share of the Security.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of a Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by a Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of the Trusts as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Some distributions by a Trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by a Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

Under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as corporations, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                    Retirement Plans

You may purchase Units of the Trusts for:

-  Individual Retirement Accounts;

-  Keogh Plans;

-  Pension funds; and

-  Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                 Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of the Trust;

- The number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

-  A summary of transactions in your Trust for the year;

- Any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

-  Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

            Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, you will receive the pro rata share of the money from the sale of the Securities.
However, if you are eligible, you may elect to receive an In-Kind
Distribution as described under "Amending or Terminating the Indenture." You will receive a pro rata share of any other assets remaining in your Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of such Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. You will have to pay the remaining deferred sales charge on any Units acquired pursuant to this distribution reinvestment option. This option may not be available in all states. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                  Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if it does not have your TIN, as generally discussed under "Income and Capital Distributions."

If you tender 1,000 Units or more for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, no In-Kind Distribution requests submitted during the nine business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

-  For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate value of the Securities held in a Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of a Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of a Trust, if any;

4. cash held for distribution to Unit holders of record of a Trust as of the business day before the evaluation being made; and

5. other liabilities incurred by a Trust; and

dividing

1. the result by the number of outstanding Units of a Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

            Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

-  Any action or proceeding prevents the payment of dividends;

-  There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts which we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute a Trust's portfolio transactions, or when acting as agent for a Trust in acquiring or selling Securities on behalf of the Trusts.

          Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

-  To cure ambiguities;

-  To correct or supplement any defective or inconsistent provision;

-  To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trusts will terminate on the Mandatory Termination Date. The Trusts may be terminated earlier:

-  Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by a Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you own at least 1,000 Units of a Trust the Trustee will send you a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution (reduced by customary transfer and registration charges) rather than the typical cash distribution. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after such Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the Trusts any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

    Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

-  The First Trust Combined Series

-  FT Series (formerly known as The First Trust Special Situations Trust)

-  The First Trust Insured Corporate Trust

-  The First Trust of Insured Municipal Bonds

-  The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $25 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 1998, the total partners' capital of Nike Securities L.P. was $18,506,548 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

The Trustee.

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trusts, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities for the Trusts; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

-  Terminate the Indenture and liquidate the Trusts; or

-  Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                    Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

Ernst & Young LLP, independent auditors, have audited the Trusts' statements of net assets, including the schedules of investments, at the opening of business on the Initial Date of Deposit, as set forth in their report. We've included the Trusts' statements of net assets, including the schedules of investments, in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

                 This page is intentionally left blank.

Page 47


                   FIRST TRUST (registered trademark)

              America's Leading Brands Portfolio, Series 6
                     Biotechnology Portfolio Series
                   Communications Portfolio, Series 5
                         e-Tail Portfolio Series
                      Internet Portfolio, Series 8
                   Market Leaders Portfolio, Series 4
                       Retail Portfolio, Series 4

                                 FT 371

                                Sponsor:

                          NIKE SECURITIES L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank

                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:


-Securities Act of 1933 (file no. 333-87783) and


- Investment Company Act of 1940 (file no. 811-05903)



                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W., Washington, D.C. 20549-6009
               Call: 1-800-SEC-0330
              Visit: http://www.sec.gov


                            October 15, 1999


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 44


                   First Trust (registered trademark)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of unit investment trusts ("Trusts") contained in FT 371 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing.


This Information Supplement is dated October 15, 1999. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Risk Factors
   Securities                                                  1
   Dividends                                                   1
   Foreign Issuers                                             1
Litigation
   Microsoft Corporation                                       2
Concentrations
   Biotechnology/Pharmaceutical                                2
   Communications                                              3
   Consumer Products                                           3
   Electronic Commerce                                         3
   Market Leaders Portfolio                                    4
   Retail                                                      4
   Technology                                                  4

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.

Foreign Issuers. Since certain of the Securities included in the Trusts consist of securities of foreign issuers, an investment in the Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of the Trusts to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trusts relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trusts will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Litigation

Microsoft Corporation. Microsoft Corporation is currently engaged in litigation with Sun Microsystems, Inc., the U.S. Department of Justice, several state Attorneys General and Caldera, Inc. The complaints against Microsoft include copyright infringement, unfair competition and anti-trust violations. The claims seek injunctive relief and monetary damages. As of September 28, 1999, Microsoft's management asserted that resolving these matters will not have a material adverse impact on its financial position or its results of operation.

Concentrations


Biotechnology/Pharmaceutical. An investment in Units of the Biotechnology Portfolio should be made with an understanding of the problems and risks such an investment may entail.



Companies involved in advanced medical devices and instruments, drugs and biotech have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, the termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and may not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic.



As the population of the United States ages, the companies involved in the healthcare field will continue to search for and develop new drugs, medical products and medical services through advanced technologies and diagnostics. On a worldwide basis, such companies are involved in the development and distributions of drugs, vaccines, medical products and medical services. These activities may make the biotechnology/pharmaceuticals sector very attractive for investors seeking the potential for growth in their investment portfolio. However, there are no assurances that the Trust's objectives will be met.



Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs). The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in the Trust.


Communications. An investment in Units of the Communications Portfolio should be made with an understanding of the problems and risks such an investment may entail. The market for high-technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products and services. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

The communications industry is subject to governmental regulation. However, as market forces develop, the government will continue to deregulate the communications industry, promoting vigorous economic competition and resulting in the rapid development of new communications technologies. The products and services of communications companies may be subject to rapid obsolescence. These factors could affect the value of the Trust's Units. For example, while telephone companies in the United States are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered, the prohibition against phone companies delivering video services has been lifted. This creates competition between phone companies and cable operators and encourages phone companies to modernize their communications infrastructure. Certain types of companies represented in the Trust's portfolio are engaged in fierce competition for a share of the market of their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility.

Many communications companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology.

Consumer Products. An investment in the America's Leading Brands Portfolio should be made with an understanding of the problems and risks inherent in an investment in the consumer products industry in general. These include the cyclicality of revenues and earnings, changing consumer demands, regulatory restrictions, product liability litigation and other litigation resulting from accidents, extensive competition (including that of low-cost foreign competition), unfunded pension fund liabilities and employee and retiree benefit costs and financial deterioration resulting from leveraged buy-outs, takeovers or acquisitions. In general, expenditures on consumer products will be affected by the economic health of consumers. A weak economy with its consequent effect on consumer spending would have an adverse effect on consumer products companies. Other factors of particular relevance to the profitability of the industry are the effects of increasing environmental regulation on packaging and on waste disposal, the continuing need to conform with foreign regulations governing packaging and the environment, the outcome of trade negotiations and the effect on foreign subsidies and tariffs, foreign exchange rates, the price of oil and its effect on energy costs, inventory cutbacks by retailers, transportation and distribution costs, health concerns relating to the consumption of certain products, the effect of demographics on consumer demand, the availability and cost of raw materials and the ongoing need to develop new products and to improve productivity.


Electronic Commerce. An investment in Units of the e-Tail Portfolio should be made with an understanding of the characteristics of the problems and risks such an investment may entail. The e-Tail Portfolio consists of common stocks of retailers that market their goods and services on the Internet and technology companies that create the tools to make it possible. The profitability of companies engaged in the retail industry will be affected by various factors including the general state of the economy and consumer spending trends. Recently, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry will require large capital outlays for investment in the installation of automated checkout equipment to control inventory, to track the sale of individual items and to gauge the success of sales campaigns. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Because of these factors and the recent increase in trade opportunities with other countries, American retailers are now entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.



Retailers who sell their products over the Internet have the potential to access more consumers, but will require the capital to acquire and maintain sophisticated technology. E-commerce company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Many such companies have exceptionally high price-to-earnings ratios with little or no earnings histories. In addition, numerous e-commerce companies have only recently begun operations, and may have limited product lines, markets or financial resources, as well as fewer experienced management personnel. Finally, the lack of barriers to entry suggests a future of intense competition for online retailers.



See "Technology" below, for additional information concerning the risks of companies engaged in the technology industry.



Market Leaders Portfolio. The Market Leaders Portfolio, Series 4 is concentrated in Berkshire Hathaway, Inc. common stock and the common stock of certain companies in which Berkshire Hathaway, Inc. owns an equity interest. This lack of diversification increases risks to investors. Berkshire Hathaway, Inc. and the other issuers of Securities included in the Market Leaders Portfolio, Series 4 have in no way participated in the creation of this Trust.


Retail. An investment in Units of the Retail Portfolio should be made with an understanding of the characteristics of the problems and risks such an investment may entail. The profitability of companies engaged in the retail industry will be affected by various factors including the general state of the economy and consumer spending trends. Recently, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry will require large capital outlays for investment in the installation of automated checkout equipment to control inventory, to track the sale of individual items and to gauge the success of sales campaigns. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Because of these factors and the recent increase in trade opportunities with other countries, American retailers are now entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.

Technology. An investment in Units of the Internet Portfolio should be made with an understanding of the characteristics of the problems and risks such an investment may entail. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. For example, recent proposals would prohibit the distribution of obscene, lascivious or indecent communications on the Internet. The adoption of any such laws could have a material adverse impact on the Securities in the Trust.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub- $1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

                CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                               S-1
                           SIGNATURES

     The Registrant, FT 371, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; and The First Trust Special Situations Trust, Series 190; FT 286; and The First Trust Combined Series 272 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 371, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on October 15, 1999.

                              FT 371

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                  Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

Robert D. Van Kampen Director of         )
                     Nike Securities     )
                     Corporation, the    )   October 15, 1999
                     General Partner of  )
                     Nike Securities L.P.)
                                         )
                                         )
David J. Allen       Director of         )  Robert M. Porcellino
                     Nike Securities     )   Attorney-in-Fact**
                     Corporation, the    )
                     General Partner of  )
                     Nike Securities L.P.)


       * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We  consent  to the reference to our firm under the  caption
"Experts" and to the use of our report dated October 15, 1999 in Amendment No. 2 to the Registration Statement (Form S-6) (File
No. 333-87783) and related Prospectus of FT 371.



                                               ERNST & YOUNG LLP


Chicago, Illinois
October 15, 1999


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1 Form of Trust Agreement for Series 371 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-5

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).


                               S-6